Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

WOORI FINANCIAL GROUP INC.

Page(s)

Independent Auditor’s Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-146

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2024, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2024, the consolidated interim statement of changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2024, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2023, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2024

This report is effective as of August 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS

ENDED JUNE 30, 2024 AND 2023

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of

Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

	June 30, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	25,471,632	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	23,309,282	21,544,756
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	38,875,628	37,891,495
Securities at amortized cost (Notes 4, 9, and 11)	22,408,759	23,996,172
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	387,374,084	373,148,148
Investments in joint ventures and associates (Note 12)	1,899,281	1,795,370
Investment properties (Notes 13)	495,032	472,768
Premises and equipment (Notes 14)	3,306,955	3,176,759
Intangible assets (Note 15)	1,025,291	996,842
Assets held for sale (Note 16)	35,333	20,345
Net defined benefit asset (Note 22)	111,599	240,260
Current tax assets	69,325	203,542
Deferred tax assets	49,904	93,366
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	85,106	26,708
Other assets (Notes 17, 39 and 40)	4,263,954	3,841,787

Total assets	508,781,165	498,004,936

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	7,515,789	6,138,313
Deposits due to customers (Notes 4, 11, 19 and 39)	359,302,549	357,784,297
Borrowings (Notes 4, 11 and 20)	30,315,001	30,986,746
Debentures (Notes 4, 11 and 20)	42,102,432	41,239,245
Provisions (Notes 21, 38 and 39)	634,578	806,031
Net defined benefit liability (Note 22)	4,375	6,939
Current tax liabilities	145,887	103,655
Deferred tax liabilities	653,876	470,311
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	150,585	153,007
Other financial liabilities (Notes 4, 11, 23, 39 and 40)	32,033,007	26,115,005
Other liabilities (Notes 23 and 39)	775,472	803,897

Total liabilities	473,633,551	464,607,446

EQUITY
Owners’ equity (Note 26)
Capital stock	3,802,676	3,802,676
Hybrid securities	4,409,042	3,611,129
Capital surplus	937,826	935,563
Other equity	(1,598,997)	(1,668,957)
Retained earnings	25,916,022	24,986,470

	33,466,569	31,666,881

Non-controlling interests	1,681,045	1,730,609

Total equity	35,147,614	33,397,490

Total liabilities and equity	508,781,165	498,004,936

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except per share data)
Interest income	5,418,375	10,887,876	5,048,739	9,977,877
Financial assets at FVTPL	57,213	114,866	47,642	91,617
Financial assets at FVTOCI	322,136	626,636	228,548	436,796
Financial assets at amortized cost	5,039,026	10,146,374	4,772,549	9,449,464
Interest expense	(3,221,479)	(6,492,777)	(2,854,567)	(5,564,884)

Net interest income (Notes 11, 28 and 39)	2,196,896	4,395,099	2,194,172	4,412,993
Fees and commissions income	743,509	1,433,183	642,016	1,261,278
Fees and commissions expense	(188,274)	(375,017)	(217,845)	(419,013)

Net fees and commissions income (Notes 11, 29 and 39)	555,235	1,058,166	424,171	842,265
Dividend income (Notes 11, 30 and 39)	85,956	152,738	42,925	92,005
Net gain on financial instruments at FVTPL (Notes 11, 31 and 39)	386,511	902,118	122,019	360,517
Net gain(loss) on financial assets at FVTOCI (Notes 11 and 32)	18,039	38,515	(729)	(398)
Net gain arising on financial assets at amortized cost (Note 11)	119,526	165,645	51,402	115,708
Impairment losses due to credit loss (Notes 11, 33 and 39)	(408,980)	(775,492)	(556,242)	(817,815)
General and administrative expense (Notes 34 and 39)	(1,069,320)	(2,100,987)	(1,020,936)	(2,057,916)
Other net operating expense (Notes 11, 24, 34 and 39)	(630,543)	(1,431,793)	(361,344)	(799,921)

Operating income	1,253,320	2,404,009	895,438	2,147,438
Share of gain of joint ventures and associates (Note 12)	34,122	39,631	63,841	70,983
Other non-operating income and expense	(40,540)	(52,781)	(81,067)	(69,888)

Non-operating income and expense (Note 35)	(6,418)	(13,150)	(17,226)	1,095
Net income before income tax expense	1,246,902	2,390,859	878,212	2,148,533
Income tax expense (Note 36)	(285,393)	(590,439)	(211,022)	(534,721)
Net income	961,509	1,800,420	667,190	1,613,812

Net gain (loss) on valuation of equity securities at FVTOCI	(30,182)	(85,934)	50,369	130,792
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	391	837	—	—
Changes in capital due to equity method	(129)	(1,562)	(743)	2,957
Remeasurement gain (loss) related to defined benefit plan	(30,991)	(49,492)	32,137	(61,730)

Items that will not be reclassified to profit or loss:	(60,911)	(136,151)	81,763	72,019

Net gain (loss) on valuation of debt securities at FVTOCI	64,962	45,769	(46,135)	190,920
Changes in capital due to equity method	875	(4,955)	(2,055)	(667)
Net gain (loss) on foreign currency translation of foreign operations	91,896	219,154	(15,560)	159,990
Net loss on valuation of hedges of net investments in foreign operations	(26,961)	(63,449)	(5,724)	(28,929)
Net gain (loss) on valuation of cash flow hedge	549	6,230	(540)	(10,873)

Items that may be reclassified to profit or loss:	131,321	202,749	(70,014)	310,441
Other comprehensive income, net of tax	70,410	66,598	11,749	382,460
Total comprehensive income	1,031,919	1,867,018	678,939	1,996,272

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except per share data)
Net income attributable to:	961,509	1,800,420	667,190	1,613,812
Net income attributable to owners	931,495	1,755,496	625,190	1,538,876
Net income attributable to non-controlling interests	30,014	44,924	42,000	74,936
Total comprehensive income attributable to:	1,031,919	1,867,018	678,939	1,996,272
Comprehensive income attributable to owners	1,002,724	1,819,493	635,199	1,907,895
Comprehensive income attributable to non-controlling interests	29,195	47,525	43,740	88,377
Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,206	2,262	814	2,028

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	1,538,876	1,538,876	74,936	1,613,812
Net gain on valuation of financial instruments at FVTOCI	—	—	—	321,529	—	321,529	183	321,712
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(149)	149	—	—	—
Changes in capital due to equity method	—	—	—	2,321	(50)	2,271	19	2,290
Gain on foreign currency translation of foreign operations	—	—	—	146,735	—	146,735	13,255	159,990
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(28,929)	—	(28,929)	—	(28,929)
Loss on valuation of cash flow hedge	—	—	—	(10,873)	—	(10,873)	—	(10,873)
Remeasurement loss related to defined benefit plan	—	—	—	(61,714)	—	(61,714)	(16)	(61,730)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(713,111)	(713,111)	(11,489)	(724,600)
Acquisition of treasury stocks	—	—	—	(23,637)	—	(23,637)	—	(23,637)
Issuance of hybrid securities	—	299,227	—	—	—	299,227	—	299,227
Dividends to hybrid securities	—	—	—	—	(63,153)	(63,153)	(55,319)	(118,472)
Redemption of hybrid securities	—	—	—	(525)	—	(525)	(499,287)	(499,812)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,491)	(1,869)	(79,613)	(81,482)
Changes in non-controlling interests related to business combinations	—	—	4,911	73,037	—	77,948	138,478	216,426
Others	—	—	—	248	(248)	—	—	—

June 30, 2023 (Unaudited)	3,640,303	3,411,676	685,427	(1,944,858)	24,452,124	30,244,672	2,446,592	32,691,264

January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	1,755,496	1,755,496	44,924	1,800,420
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(40,051)	—	(40,051)	(114)	(40,165)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	436	(436)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	837	—	837	—	837
Changes in capital due to equity method	—	—	—	(6,517)	—	(6,517)	—	(6,517)
Gain on foreign currency translation of foreign operations	—	—	—	216,431	—	216,431	2,723	219,154
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(63,449)	—	(63,449)	—	(63,449)
Gain on valuation of cash flow hedge	—	—	—	6,230	—	6,230	—	6,230
Remeasurement loss related to defined benefit plan	—	—	—	(49,484)	—	(49,484)	(8)	(49,492)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(612,107)	(612,107)	(3,468)	(615,575)
Net increase(decrease) of treasury stocks	—	—	993	3,832	(136,688)	(131,863)	—	(131,863)
Issuance of hybrid securities	—	797,913	—	—	—	797,913	—	797,913
Dividends to hybrid securities	—	—	—	—	(75,007)	(75,007)	(38,294)	(113,301)
Changes in subsidiaries’ capital	—	—	12,256	1,695	(1,695)	12,256	(12,488)	(232)
Others	—	—	(10,986)	—	(11)	(10,997)	(42,839)	(53,836)

June 30, 2024 (Unaudited)	3,802,676	4,409,042	937,826	(1,598,997)	25,916,022	33,466,569	1,681,045	35,147,614

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	For the six-month periods ended June 30
	2024	2023
	(Korean Won in millions)
Cash flows from operating activities :
Net income	1,800,420	1,613,812
Adjustments to net income:
Income tax expense	590,439	534,721
Interest income	(10,887,876)	(9,977,877)
Interest expense	6,492,777	5,564,884
Dividend income	(152,738)	(92,005)

	(3,957,398)	(3,970,277)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	345	7,160
Impairment loss due to credit loss	775,492	817,815
Loss on other provisions	20,650	59,768
Retirement benefit	64,350	56,429
Depreciation and amortization	564,151	489,010
Net loss on foreign currency translation	753,333	400,189
Loss on derivatives (designated for hedge)	44,299	31,384
Loss on fair value hedge	29,253	10,033
Loss on valuation of investments in joint ventures and associates	12,250	3,609
Loss on disposal of investments in joint ventures and associates	438	—
Loss on disposal of Premises and equipment, intangible assets and other assets	1,313	1,174
Impairment loss on Premises and equipment, intangible assets and other assets	1,362	6

	2,267,236	1,876,577

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	440,690	366,972
Gain on financial assets at FVTOCI	38,860	6,762
Gain on other provisions	11,893	2,596
Gain on derivatives (designated for hedge)	83,926	62,328
Gain on fair value hedge	42,020	28,071
Gain on valuation of investments in joint ventures and associates	51,881	74,592
Gain on disposal of investments in joint ventures and associates	671	22,985
Gain on disposal of Premises and equipment, intangible assets and other assets	2,611	3,372
Reversal of impairment loss on Premises and equipment, intangible assets and other assets	23	263
Other incomes	—	16,972

	672,575	584,913

Changes in operating assets and liabilities:
Financial instruments at FVTPL	253,255	(499,873)
Loans and other financial assets at amortized cost	(12,358,725)	(12,469,043)
Other assets	(778,289)	(407,581)
Deposits due to customers	(1,170,406)	(9,604,576)
Provisions	(173,798)	(9,347)
Net defined benefit liability	(3,029)	(118,778)
Other financial liabilities	4,865,450	8,706,870
Other liabilities	(38,840)	(31,945)

	(9,404,382)	(14,434,273)

Interest income received	10,801,148	9,843,046
Interest expense paid	(5,817,727)	(4,409,693)
Dividends received	137,822	92,229
Income tax paid	(121,314)	(925,629)

	4,999,929	4,599,953

Net cash outflow from operating activities	(4,966,770)	(10,899,121)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	For the six-month periods ended June 30
	2024	2023
	(Korean Won in millions)
Cash flows from investing activities
Net cash inflows from acquisition of control	—	(209,643)
Disposal of financial instruments at FVTPL	6,777,738	5,987,268
Acquisition of financial instruments at FVTPL	(6,681,541)	(6,860,470)
Disposal of financial assets at FVTOCI	13,859,312	10,728,661
Acquisition of financial assets at FVTOCI	(14,325,052)	(11,628,165)
Redemption of securities at amortized cost	2,245,188	4,842,587
Acquisition of securities at amortized cost	(502,738)	(2,333,300)
Net cash outflows from changes in subsidiaries	(307,882)	(228,760)
Disposal of investments in joint ventures and associates	823,909	132,913
Acquisition of investments in joint ventures and associates	(740,003)	(144,822)
Acquisition of investment properties	—	(99,234)
Disposal of premises and equipment	2,278	12,399
Acquisition of premises and equipment	(92,039)	(53,755)
Disposal of intangible assets	4,205	186
Acquisition of intangible assets	(106,888)	(109,196)
Disposal of assets held for sale	3,300	3,238
Net increase in other assets	9,217	7,814

Net cash inflow from investing activities	969,004	47,721

Cash flows from financing activities:
Net cash inflow (outflow) from hedging activities	(17,295)	200
Net increase(decrease) in borrowings	(1,777,921)	1,460,163
Issuance of debentures	15,073,775	14,247,045
Redemption of debentures	(14,798,992)	(16,116,250)
Redemption of lease liabilities	(115,104)	(47,793)
Net increase(decrease) of other liabilities	(17,082)	423
Acquisition of treasury stocks	(136,711)	—
Disposal of treasury stocks	4,847	(23,637)
Dividends paid	(612,107)	(713,111)
Issuance of hybrid securities	797,913	299,227
Redemption of hybrid securities	—	(500,011)
Dividends paid to hybrid securities	(113,301)	(118,472)
Dividends paid to non-controlling interest	(3,468)	(11,489)
Changes in non-controlling interests	(41,606)	(180,514)
Net increase(decrease) in non-controlling equity liabilities	(1,589)	1,216

Net cash outflow from financing activities	(1,758,641)	(1,703,003)

Effects of exchange rate changes on cash and cash equivalents	671,421	25,616
Net decrease in cash and cash equivalents	(5,084,986)	(12,528,787)
Cash and cash equivalents, beginning of the period	30,556,618	34,219,148

Cash and cash equivalents, end of the Period (Note 6)	25,471,632	21,690,361

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

The Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of June 30, 2024 and December 31, 2023 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd	Other credit finance business	100.0	100.0	Korea	June 30
Woori Asset Trust Co., Ltd (*1)	Real estate trust	98.7	95.3	Korea	June 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	June 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Asset Management Corp. (*1)	Finance	100.0	73.0	Korea	June 30
Woori Venture Partners	Other financial services	100.0	100.0	Korea	June 30
Woori Global Asset Management Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	84.2	Indonesia	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe	Finance	100.0	100.0	Germany	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	June 30
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori International First Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori S 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
TY 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Steel 1st Co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	—	—	Korea	June 30
Woori DS 1st co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	June 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori HR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori HC 6th Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori HO 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori ESG 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Osiria 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori Eco 2nd Co., Ltd. (*2)(*5)	Asset securitization	—	—	Korea	—
Gangnam Landmark 2nd Co., Ltd(*2)	Asset securitization	—	—	Korea	June 30
Woori HP the 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	June 30
Woori KF 2nd Co., Ltd.(*2)	Asset securitization	—	—	Korea	June 30
Woori HD 1st co., Ltd.(*2)	Asset securitization	—	—	Korea	June 30
Woori ST 1st co., Ltd.(*2)	Asset securitization	—	—	Korea	June 30
Woori High End 1st co., Ltd.(*2)	Asset securitization	—	—	Korea	June 30
Woori HW 2nd co., Ltd.(*2)	Asset securitization	—	—	Korea	June 30
Woori Mirae 1st co., Ltd.(*2)	Asset securitization	—	—	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Woori HR 2nt Co., Ltd. (*2)(*10)	Asset securitization	—	—	Korea	June 30
Woori QS 2nt Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	June 30
Woori Plasma 1st Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	June 30
Woori EUGENE 1st Co.,Ltd (*2) (*10)	Asset securitization	—	—	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.6	98.6	Korea	June 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.3	97.2	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	June 30
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	June 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	June 30
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	June 30
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd. (*10)	Other financial services	100.0	—	Korea	June 30
Namyangju Resource Circulation Facility Development Co., Ltd. (*10)	Other professional services	100.0	—	Korea	June 30
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	June 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	June 30
Held by Woori Investment Bank Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	86.4	84.7	Korea	June 30
Woori Together TDF 2025 (*3) (*5)	Securities investment and others	—	30.1	Korea	—
Woori Together TDF 2035 (*3)	Securities investment and others	44.7	48.0	Korea	June 30
Woori Together TDF 2040 (*3)	Securities investment and others	41.2	49.2	Korea	June 30
Woori Together TDF 2045 (*3)	Securities investment and others	59.0	61.0	Korea	June 30
Woori Together TDF 2050 (*3)	Securities investment and others	43.3	48.9	Korea	June 30
Woori K-New Opening Target Return Securities Investment Trust(Equity) (*3) (*10)	Securities investment and others	40.7	—	Korea	June 30
Woori Franklin Technology Master Fund (USD) (*3) (*5) (*8)	Securities investment and others	—	67.3	Korea	—
Woori Franklin Technology Feeder Fund (H) (*3) (*5)	Securities investment and others	—	31.4	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3) (*5)	Securities investment and others	—	87.4	Korea	—
Woori Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3) (*5)	Securities investment and others	—	37.7	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WNKN2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WB2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2403 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	June 30
WH2403 Securitization Specialty Co., Ltd.(*2) (*10)	Asset securitization	5.0	—	Korea	June 30
WSB2406 Securitization Specialty Co., Ltd.(*2) (*10)	Asset securitization	5.0	—	Korea	June 30
WK2406 Securitization Specialty Co., Ltd.(*2) (*10)	Asset securitization	5.0	—	Korea	June 30
WI2406 Securitization Specialty Co., Ltd.(*2) (*10)	Asset securitization	5.0	—	Korea	June 30
WKN2406 Securitization Specialty Co., Ltd.(*2) (*10)	Asset securitization	5.0	—	Korea	June 30
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.0	99.0	Korea	June 30
WFBS 1st Corporate Recovery Private Equity Fund (*10)	Finance	92.7	—	Korea	June 30
Held by Woori Venture Partners Co.,Ltd. (*1)
Woori Venture Partners US	Other financial services	100.0	100.0	America	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund(*3)	Securities investment and others	30.3	30.3	Korea	June 30
Woori New Growth Credit Fund 1(*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	June 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	June 30
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	June 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	84.5	84.3	Korea	June 30
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	June 30
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	June 30
Woori Senior Loan General Type Private Investment Trust No.2(*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	June 30
WooriG Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	June 30
Woori Together Institutional USD MMF No.1 C-F(*3)	Securities investment and others	54.0	63.4	Korea	June 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	—	40.0	Korea	June 30
Woori Partners General Private Investment Trust No. 3 (*3) (*10)	Securities investment and others	90.9	—	Korea	June 30
Woori General Private Equity Investment Trust 1 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	June 30
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd.(*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	June 30
Held by Woori Bank and Woori Asset Trust Co., Ltd (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	June 30
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	June 30, 2024	December 31, 2023
Held by Woori bank, Woori Investment Bank Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3) (*10)	Securities investment and others	100.0	—	Korea	June 30
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Financial Dino Lab Investment Association No. 1 (*3)(*10)	Securities investment and others	100.0	—	Korea	June 30
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*8)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.4	36.4	Korea	June 30
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1(*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.0	99.9	Japan	April 30 (*9)
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3)(*8)	Securities investment and others	76.5	76.5	Korea	June 30
Held by Woori Private Placement Investment Trust No. 3
GK Woorido(*3)	Other financial services	100.0	100.0	Japan	March 31 (*9)
Held by Woori Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	48.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(*1)

The Company acquired additional shares of Woori Asset Management Corp. during the six-month period ended June 30, 2024. Additionally, Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination. Additionally, The Company acquired additional shares of Woori Asset Trust Co., Ltd. during the six-month period ended June 30, 2024.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of June 30, 2024.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of June 30, 2024, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the six-month period ended June 30, 2024.

(3)	The Group has not consolidated the following entities as of June 30, 2024 and December 31, 2023 despite having more than 50% ownership interest:

	As of June 30, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

	As of June 30, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*1)	Korea	Securities Investment	75.2
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of June 30, 2024		For the six-month period ended June 30, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	468,915,086	441,651,445	21,367,085	1,673,512	1,727,153
Woori Card Co., Ltd.	16,571,401	13,852,526	1,124,497	83,807	87,732
Woori Financial Capital Co., Ltd.	12,564,864	10,894,300	861,689	79,854	79,960
Woori Investment Bank Co., Ltd.	6,676,326	5,566,870	215,330	3,822	7,719
Woori Asset Trust Co., Ltd.	524,210	57,052	58,264	9,010	8,959
Woori Savings Bank	1,730,149	1,478,793	69,280	(27,797)	(27,797)
Woori Financial F&I Co., Ltd.	1,352,667	1,023,032	34,947	5,367	5,367
Woori Asset Management Corp.	187,452	29,678	28,666	4,743	4,700
Woori Venture Partners Co., Ltd.	375,212	48,006	49,709	29,086	29,413
Woori Private Equity Asset Management Co., Ltd.	99,144	4,347	5,385	3,323	3,209
Woori Credit Information Co., Ltd.	43,420	6,207	21,357	1,205	1,035
Woori Fund Service Co., Ltd.	28,577	2,389	8,929	2,480	2,480
Woori FIS Co., Ltd.	59,170	14,594	90,830	(3,764)	(3,683)
Woori Finance Research Institute Co., Ltd.	5,850	2,149	4,248	(125)	(140)

	As of December 31, 2023		For the six-month period ended June 30, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	458,017,067	431,313,615	21,251,376	1,471,973	1,852,380
Woori Card Co., Ltd.	17,491,193	14,830,408	1,063,560	81,900	72,280
Woori Financial Capital Co., Ltd.	12,417,338	10,796,683	755,079	71,278	70,838
Woori Investment Bank Co., Ltd.	6,375,625	5,273,890	222,858	12,167	12,162
Woori Asset Trust Co., Ltd.	337,976	79,747	68,778	38,404	38,324
Woori Savings Bank	1,938,948	1,759,489	61,566	(25,955)	(25,955)
Woori Financial F&I Co., Ltd.	877,702	673,265	9,939	527	527
Woori Asset Management Corp.	161,868	32,780	22,110	3,806	3,774
Woori Venture Partners Co., Ltd.(*)	328,782	30,190	6,294	2,410	3,052
Woori Global Asset Management Co., Ltd.	37,512	13,526	7,030	369	369
Woori Private Equity Asset Management Co., Ltd.	96,006	4,418	5,236	1,014	976
Woori Credit Information Co., Ltd.	45,662	7,981	21,152	1,968	1,750
Woori Fund Service Co., Ltd.	27,526	2,758	8,416	2,102	2,102
Woori FIS Co., Ltd.	80,563	32,304	161,507	(11,140)	(11,622)
Woori Finance Research Institute Co., Ltd.	6,444	2,603	3,447	(40)	(85)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the six-month period ended June 30, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2024 and December 31, 2023, the Group provides 2,540,306 million Won and 2,445,644 million Won of credit facilities, respectively, for the structured entities mentioned above. As of June 30, 2024 and December 31, 2023, the purchase commitment amounts to 2,598,085 million Won and 2,848,921 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of June 30, 2024 and December 31, 2023 are 477,977 million Won and 1,451,874 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments, credit offerings.

	(unit : Korean Won in millions)
	June 30, 2024
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	12,192,042	116,181,794	251,222,610	1,881,375
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,152,028	5,344,140	7,703,503	138,111
Financial assets at FVTPL	61,486	97,051	6,652,295	12,745
Financial assets at FVTOCI	2,116,399	45,067	—	—
Financial assets at amortized cost	5,974,143	5,201,473	—	125,366
Investments in joint ventures and associates	—	—	1,048,354	—
Derivative assets	—	549	2,854	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	448	2,843	—	23,224
Derivative liabilities	—	826	—	—
Other liabilities (provisions)	448	2,017	—	23,224
The maximum exposure to risks	8,260,520	6,250,969	11,933,645	281,794
Investment assets	8,152,028	5,344,140	7,703,503	138,111
Purchase commitment	—	—	4,228,929	—
Credit offerings and others	108,492	906,829	1,213	143,683
Loss recognized on unconsolidated structured entities	—	52,864	20,543	25,995

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

	(unit : Korean Won in millions)
	December 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,595,681	99,568,859	189,034,319	1,604,210
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,256,063	5,414,037	6,884,658	93,222
Financial assets at FVTPL	205,449	118,026	6,000,877	8,297
Financial assets at FVTOCI	2,802,592	43,696	—	—
Financial assets at amortized cost	6,248,022	5,252,191	66	84,925
Investments in joint ventures and associates	—	—	881,531	—
Derivative assets	—	124	2,184	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	248	3,251	2,006	28,838
Derivative liabilities	—	1,243	2,006	—
Other liabilities (provisions)	248	2,008	—	28,838
The maximum exposure to risks	9,333,448	6,444,559	11,069,599	206,651
Investment assets	9,256,063	5,414,037	6,884,658	93,222
Purchase commitment	—	—	4,181,631	—
Credit offerings and others	77,385	1,030,522	3,310	113,429
Loss recognized on unconsolidated structured entities	149	83,885	63,372	19,337

(7)

As of June 30, 2024 and December 31, 2023, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2024	December 31, 2023
Woori Bank (*1)	1,546,447	1,546,447
Woori Asset Trust Co., Ltd. (*2)	6,149	12,517
Woori Asset Management Corp (*3)	—	35,638
PT Bank Woori Saudara Indonesia 1906 Tbk	93,508	103,176
Wealth Development Bank	22,471	21,142
PT Woori Finance Indonesia Tbk.	14,412	13,631

(*1)	Hybrid securities issued by Woori Bank
(*2)

The non-controlling interests decreased by 6,671 million Won in accordance with paid-in capital increase and stock retirement and additional acquisition of minority interests during the six-month periods ended June 30, 2024.

(*3)

The non-controlling interests decreased by 36,169 million Won in accordance with merger with Woori Global Asset Management Co., Ltd. and acquisition of shares of Yuanta Securities Korea Co., Ltd. during the six-month periods ended June 30, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

2)	Net income attributable to non-controlling interests

	For the six-month periods ended June 30
	2024	2023
Woori Bank (*)	38,294	55,320
Woori Investment Bank Co., Ltd.	—	5,255
Woori Asset Trust Co., Ltd.	304	6,144
Woori Asset Management Corp	531	962
Woori Venture Partners Co., Ltd.	—	880
PT Bank Woori Saudara Indonesia 1906 Tbk	4,368	5,449
Wealth Development Bank	919	460
PT Woori Finance Indonesia Tbk.	490	447

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month periods ended June 30
	2024	2023
Woori Bank (*)	38,294	55,320
Woori Investment Bank Co., Ltd.	—	8,302
Woori Asset Trust Co., Ltd	—	365
PT Bank Woori Saudara Indonesia 1906 Tbk	3,450	2,802
Korea BTL Infrastructure Fund	18	—

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2023 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2024, the Group has newly applied the following standards and interpretations.

1) Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the consolidated interim financial statements.

2) Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. There is no impact on the consolidated interim financial statements in accordance with the transitional provision that does not require to disclose the relevant information during the interim reporting period within the fiscal year in which these amendments are first applied.

3) Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

4) Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the consolidated interim financial statements.

5) Amendments to K-IFRS No.1012 ‘Income Taxes’ - International Tax Reform – Pillar Two Model Rules

The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc. The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The Pillar Two legislation took effect on January 1, 2024. The amendments do not have a significant impact on the consolidated interim financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2024 but have not yet reached the effective date are as follows:

1) Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group is in review for the impact of these amendments on the consolidated interim financial statements.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2023, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2) Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired
Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 9	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the allowance for expected credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate and Won-dollar exchange rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation

Personal consumption expenditures increase/decrease rate	Negative(-) Correlation

Won-dollar exchange rate	Positive(+) Correlation

•

Calculation of estimated default rate incorporating forward looking by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Forecast of macroeconomic variables

a) Probability weight

As of June 30, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	44.36	9.41	26.23	20

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

b)

Economic forecast of each major macroeconomic variables by scenario (prospect period: 2024) As of June 30, 2024, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Won, %):

	Base Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	2.1	2.29	1.76	(-) 5.10
Personal consumption expenditures increase/decrease rate	1.9	2.27	1.23	(-) 12.22
Won-dollar exchange rate	1,263	1,255	1,277	1,560

Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Base, Upside, and Downside. If the probability weight of the basic, upside, and downside scenarios excluding the worst scenario is assumed to be 100%, and if the probability weight of the worst scenario is assumed to be 100%, the impact on the expected credit loss allowance is as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Difference from book value assuming 100%
Base, Upside, Downside	80.00%	(444,662)
Worst	20.00%	1,778,739

•	The increase rate of the predicted default rate is used as a forward looking adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

		June 30, 2024	December 31, 2023
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	1,570,318	2,297,088
	Banks	23,583,349	21,996,558
	Corporates	173,845,415	159,343,530
	Consumers	188,375,002	189,510,972

	Sub-total	387,374,084	373,148,148

Financial assets at FVTPL (*2)	Deposits	49,518	39,241
	Debt securities	5,994,986	6,307,238
	Loans	1,376,768	782,716
	Derivative assets	7,514,608	5,798,329
	Others	2,627	2,585

	Sub-total	14,938,507	12,930,109

Financial assets at FVTOCI	Debt securities and others	37,778,035	36,694,111
Securities at amortized cost	Debt securities	22,408,759	23,996,172
Derivative assets	Derivative assets (Designated for hedging)	85,106	26,708
Off-balance accounts	Payment guarantees (*3)	14,976,801	13,793,301
	Loan commitments	127,594,961	126,829,192

	Sub-total	142,571,762	140,622,493

	Total	605,156,253	587,417,741

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of June 30, 2024 and December 31, 2023, the financial guarantee amount of 3,977,082 million Won and 3,661,656 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	357,774,757	5,879,619	6,040,327	383,176	671,721	16,624,484	387,374,084
Securities at amortized cost	21,307,387	186,276	605,539	—	—	309,557	22,408,759
Financial assets at FVTPL	11,530,372	40	1,712,224	395,110	252,604	1,048,157	14,938,507
Financial assets at FVTOCI	32,894,778	808,099	2,799,538	121,716	34,422	1,119,482	37,778,035
Derivative assets (Designated for hedging)	81,805	—	—	—	3,301	—	85,106
Off-balance accounts	137,385,863	1,000,044	1,059,199	17,316	13,721	3,095,619	142,571,762

Total	560,974,962	7,874,078	12,216,827	917,318	975,769	22,197,299	605,156,253

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,748,021	5,068,801	5,527,208	260,834	617,188	15,926,096	373,148,148
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	10,103,182	519	1,507,518	355,478	143,229	820,183	12,930,109
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,475	36,694,111
Derivative assets (Designated for hedging)	26,010	—	—	—	698	—	26,708
Off-balance accounts	136,287,485	921,904	745,832	20,045	26,351	2,620,876	140,622,493

Total	547,116,764	6,827,842	11,198,224	636,364	819,660	20,818,887	587,417,741

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2024 and December 31, 2023 (Unit: Korean Won in millions):

	June 30, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,793,520	49,870,896	31,466,495	6,377,990	184,289,787	26,575,396	387,374,084
Securities at amortized cost	169,250	—	13,471,935	59,793	—	8,707,781	22,408,759
Financial assets at FVTPL	378,457	94,940	8,831,569	7,909	—	5,625,632	14,938,507
Financial assets at FVTOCI	405,868	408,602	24,295,925	423,877	—	12,243,763	37,778,035
Derivative assets (Designated for hedging)	—	—	85,106	—	—	—	85,106
Off-balance accounts	23,458,940	24,045,256	13,880,455	3,093,437	72,784,984	5,308,690	142,571,762

Total	113,206,035	74,419,694	92,031,485	9,963,006	257,074,771	58,461,262	605,156,253

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	84,704,246	44,591,685	30,388,823	5,583,281	185,083,452	22,796,661	373,148,148
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	330,193	233,528	7,184,371	81,731	2,600	5,097,686	12,930,109
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,857	36,694,111
Derivative assets (Designated for hedging)	—	—	26,708	—	—	—	26,708
Off-balance accounts	22,561,220	22,897,412	13,804,163	2,826,738	73,042,394	5,490,566	140,622,493

Total	108,238,546	68,131,002	91,388,191	8,852,326	258,128,446	52,679,230	587,417,741

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	June 30, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	333,958,196	26,252,518	13,205,076	13,387,836	2,683,793	1,287,639	390,775,058	(3,400,974)	387,374,084
Korean treasury and government agencies	1,571,898	18	—	—	—	—	1,571,916	(1,598)	1,570,318
Banks	23,478,154	107,548	27,023	—	25,355	—	23,638,080	(54,731)	23,583,349
Corporates	145,219,798	19,120,794	3,135,869	5,692,975	1,494,227	1,287,639	175,951,302	(2,105,887)	173,845,415
General business	96,992,979	10,272,691	2,366,280	3,810,357	817,269	—	114,259,576	(1,251,035)	113,008,541
Small- and medium-sized enterprise	37,054,429	8,189,407	614,885	1,595,731	366,079	—	47,820,531	(551,988)	47,268,543
Project financing and others	11,172,390	658,696	154,704	286,887	310,879	1,287,639	13,871,195	(302,864)	13,568,331
Consumers	163,688,346	7,024,158	10,042,184	7,694,861	1,164,211	—	189,613,760	(1,238,758)	188,375,002
Securities at amortized cost	22,421,952	—	—	—	—	—	22,421,952	(13,193)	22,408,759
Financial assets at FVTOCI (*3)	37,608,775	169,260	—	—	—	—	37,778,035	(27,947)	37,778,035

Total	393,988,923	26,421,778	13,205,076	13,387,836	2,683,793	1,287,639	450,975,045	(3,442,114)	447,560,878

	June 30, 2024
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	230,725,916	21,534,440	1,130,747	1,287,372	254,678,475
Korean treasury and government agencies	61,411	—	—	—	61,411
Banks	2,450,339	—	—	—	2,450,339
Corporates	97,589,439	6,527,937	637,753	1,287,372	106,042,501
General business	56,007,014	5,002,325	305,898	—	61,315,237
Small- and medium-sized enterprise	34,332,536	1,482,488	238,825	—	36,053,849
Project financing and others	7,249,889	43,124	93,030	1,287,372	8,673,415
Consumers	130,624,727	15,006,503	492,994	—	146,124,224
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	230,725,916	21,534,440	1,130,747	1,287,372	254,678,475

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	321,115,435	26,073,686	12,728,437	13,702,855	1,906,434	768,487	376,295,334	(3,147,186)	373,148,148
Korean treasury and government agencies	2,299,323	21	—	—	—	—	2,299,344	(2,256)	2,297,088
Banks	21,880,151	122,383	21,771	—	15,295	—	22,039,600	(43,042)	21,996,558
Corporates	132,702,723	18,890,349	2,630,918	5,411,611	882,459	768,487	161,286,547	(1,943,017)	159,343,530
General business	87,551,345	10,147,028	1,773,713	3,150,829	548,169	—	103,171,084	(1,161,824)	102,009,260
Small- and medium-sized enterprise	36,220,660	8,182,558	753,275	1,587,473	225,463	—	46,969,429	(508,736)	46,460,693
Project financing and others	8,930,718	560,763	103,930	673,309	108,827	768,487	11,146,034	(272,457)	10,873,577
Consumers	164,233,238	7,060,933	10,075,748	8,291,244	1,008,680	—	190,669,843	(1,158,871)	189,510,972
Securities at amortized cost	24,010,113	—	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,028	213,083	—	—	—	—	36,694,111	(27,379)	36,694,111

Total	381,606,576	26,286,769	12,728,437	13,702,855	1,906,434	768,487	436,999,558	(3,188,506)	433,838,431

	December 31, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	224,611,919	21,235,346	767,731	768,275	247,383,271
Korean treasury and government agencies	39,199	—	—	—	39,199
Banks	2,136,530	—	—	—	2,136,530
Corporates	92,544,712	5,915,710	382,605	768,275	99,611,302
General business	52,951,331	4,058,593	169,855	—	57,179,779
Small- and medium-sized enterprise	33,580,230	1,590,947	112,117	—	35,283,294
Project financing and others	6,013,151	266,170	100,633	768,275	7,148,229
Consumers	129,891,478	15,319,636	385,126	—	145,596,240
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	224,611,919	21,235,346	767,731	768,275	247,383,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	13,919,438	893,337	65,540	77,564	20,922	14,976,801
Loan Commitments	121,563,209	3,134,835	2,266,624	573,074	57,219	127,594,961

Total	135,482,647	4,028,172	2,332,164	650,638	78,141	142,571,762

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,515,536	1,150,185	73,192	40,890	13,498	13,793,301
Loan Commitments	120,623,982	3,512,099	2,166,380	496,824	29,907	126,829,192

Total	133,139,518	4,662,284	2,239,572	537,714	43,405	140,622,493

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the six-month period ended June 30, 2024 and for the year ended December 31, 2023, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk.(Unit : Korean Won in millions)

	Risk Group	June 30, 2024	December 31, 2023
Sensitivity-based risk	General interest rate risk	47,775	37,832
	Equity risk	20,708	9,376
	Commodity risk	15	12
	Foreign exchange risk	296,841	249,044
	Non-securitization credit spread risk	21,159	27,371
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	645	—
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,154	692

Total		388,297	324,327

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of June 30, 2024 and December 31, 2023 are as follows(Unit: Korean Won in millions):

	June 30, 2024		December 31, 2023
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	404,585	435,486	683,660	743,489
Woori Card Co., Ltd.	48,734	54,845	80,720	76,846
Woori Financial Capital Co., Ltd.	52,941	2,754	48,523	17,585
Woori Investment Bank Co., Ltd.	9,181	6,605	4,464	15,303
Woori Asset Trust Co., Ltd.	2,701	12,036	1,210	7,018
Woori Asset Management Corp.	506	2,629	832	2,154
Woori Savings Bank	11,774	6,519	7,347	11,077
Woori Private Equity Asset Management Co., Ltd.	56	687	80	775
Woori Global Asset Management Co., Ltd.	—	—	536	269
Woori Financial F&I Co., Ltd.	109,411	7,515	63,852	3,961
Woori Venture Partners Co., Ltd.	859	4,423	340	2,782

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	June 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	241,041,908	47,255,466	20,596,576	21,183,139	62,156,126	4,084,328	396,317,543
Financial assets at FVTPL	1,991,214	47,225	55,090	47,899	39,512	49	2,180,989
Financial assets at FVTOCI	4,531,044	2,844,246	2,958,485	4,574,199	23,775,649	1,179,512	39,863,135
Securities at amortized cost	3,788,010	1,485,143	897,562	1,567,579	13,913,577	2,004,784	23,656,655

Total	251,352,176	51,632,080	24,507,713	27,372,816	99,884,864	7,268,673	462,018,322

Liability:
Deposits due to customers	160,184,280	78,270,212	38,880,345	21,975,253	63,650,603	100,242	363,060,935
Borrowings	18,583,361	3,922,182	2,006,155	2,117,566	3,253,818	490,109	30,373,191
Debentures	6,656,948	6,839,242	4,112,885	5,203,094	19,033,724	3,280,636	45,126,529

Total	185,424,589	89,031,636	44,999,385	29,295,913	85,938,145	3,870,987	438,560,655

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	245,179,685	55,105,699	17,928,072	12,101,395	55,840,540	3,594,287	389,749,678
Financial assets at FVTPL	2,155,339	178,206	37,672	22,719	52,341	90	2,446,367
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	254,762,964	60,003,732	23,727,009	16,549,101	94,653,044	6,522,563	456,218,413

Liability:
Deposits due to customers	169,127,109	52,395,270	32,948,424	47,030,448	60,621,757	34,406	362,157,414
Borrowings	20,147,327	5,157,330	1,933,137	2,575,993	4,112,788	437,839	34,364,414
Debentures	7,741,466	5,188,081	4,104,309	5,168,597	18,443,853	3,223,255	43,869,561

Total	197,015,902	62,740,681	38,985,870	54,775,038	83,178,398	3,695,500	440,391,389

2) Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

Financial instruments in foreign currencies exposed to currency risk as of June 30, 2024 and December 31, 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	4,433	6,157,816	93,312	806,507	1,355	257,951	247	367,684	1,135,885	8,725,843
	Loans and other financial assets at amortized cost	23,828	33,101,236	117,653	1,016,942	26,906	5,123,800	2,613	3,885,364	8,028,385	51,155,727
	Financial assets at FVTPL	931	1,292,796	3,421	29,565	17	3,318	203	301,839	50,603	1,678,121
	Financial assets at FVTOCI	3,502	4,865,388	—	—	4,224	804,417	12	17,695	701,067	6,388,567
	Securities at amortized cost	691	959,988	—	—	979	186,493	61	91,440	208,806	1,446,727

	Total	33,385	46,377,224	214,386	1,853,014	33,481	6,375,979	3,136	4,664,022	10,124,746	69,394,985

Liability	Financial liabilities at FVTPL	174	242,256	6,413	55,430	—	—	97	143,782	23,602	465,070
	Deposits due to customers	19,750	27,436,047	299,220	2,586,225	30,616	5,830,292	2,416	3,592,229	5,653,028	45,097,821
	Borrowings	8,242	11,449,898	35,425	306,185	912	173,678	533	793,168	2,330,289	15,053,218
	Debentures	4,184	5,812,211	—	—	—	—	195	289,651	—	6,101,862
	Other financial liabilities	4,468	6,207,330	16,057	138,783	2,332	444,086	244	362,954	719,639	7,872,792

	Total	36,818	51,147,742	357,115	3,086,623	33,860	6,448,056	3,485	5,181,784	8,726,558	74,590,763

Off-balance accounts		8,067	11,206,643	23,034	199,081	2,034	387,297	803	1,194,001	1,587,232	14,574,254

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,540	11,011,576	108,421	989,519	1,377	248,965	641	914,960	1,145,464	14,310,484
	Loans and other financial assets at amortized cost	24,463	31,542,764	138,242	1,261,674	30,536	5,522,075	1,791	2,554,897	4,585,588	45,466,998
	Financial assets at FVTPL	884	1,140,110	49,640	453,047	—	—	280	399,828	72,351	2,065,336
	Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
	Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

	Total	38,246	49,315,295	296,303	2,704,240	36,413	6,584,817	2,786	3,975,627	6,727,051	69,307,030

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Liability	Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
	Deposits due to customers	23,962	30,896,247	279,377	2,549,759	23,162	4,188,690	2,122	3,027,521	5,531,242	46,193,459
	Borrowings	9,339	12,041,139	70,741	645,621	1,658	299,748	225	321,529	2,632,379	15,940,416
	Debentures	4,811	6,202,675	—	—	—	—	195	277,871	—	6,480,546
	Other financial liabilities	3,448	4,446,194	26,977	246,206	7,752	1,401,956	99	141,404	387,310	6,623,070

	Total	41,910	54,037,955	400,901	3,658,852	32,572	5,890,394	2,850	4,065,846	8,649,816	76,302,863

Off-balance accounts		7,748	9,990,349	30,143	275,101	2,043	369,483	796	1,135,845	568,935	12,339,713

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	49,773	19,913	14,547	111,442	—	—	195,675
Deposits due to customers	227,265,619	65,905,646	28,313,753	24,192,723	19,090,808	1,552,981	366,321,530
Borrowings	13,064,964	5,184,984	3,532,405	4,647,837	3,659,253	490,110	30,579,553
Debentures	5,653,859	7,709,338	4,114,266	5,354,445	19,033,724	3,280,636	45,146,268
Lease liabilities	55,373	45,787	42,695	35,419	282,016	63,074	524,364
Other financial liabilities(*)	19,925,497	128,152	28,032	88,479	1,085,162	4,124,420	25,379,742

Total	266,015,085	78,993,820	36,045,698	34,430,345	43,150,963	9,511,221	468,147,132

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	236,125,560	39,103,357	22,776,074	50,089,672	16,898,791	1,549,490	366,542,944
Borrowings	11,415,214	6,626,722	4,345,143	4,579,032	4,331,196	437,839	31,735,146
Debentures	5,510,096	5,328,382	5,383,741	6,035,590	18,439,577	3,223,255	43,920,641
Lease liabilities	74,228	42,106	58,241	33,679	151,127	25,172	384,553
Other financial liabilities(*)	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	268,224,557	51,422,935	32,584,555	60,764,376	40,856,199	9,487,907	463,340,529

(*)	Lease liabilities are excluded.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	49,773	19,913	14,547	111,442	—	—	195,675
Deposits due to customers	233,032,756	65,875,083	27,385,929	22,151,569	16,673,332	567,357	365,686,026
Borrowings	13,064,964	5,184,984	3,532,405	4,647,837	3,659,253	490,110	30,579,553
Debentures	5,653,859	7,709,338	4,114,266	5,354,445	19,033,724	3,280,636	45,146,268
Lease liabilities	56,736	47,165	43,004	36,808	292,562	63,240	539,515
Other financial liabilities(*)	19,925,497	128,152	28,032	88,479	1,085,162	4,124,420	25,379,742

Total	271,783,585	78,964,635	35,118,183	32,390,580	40,744,033	8,525,763	467,526,779

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	241,935,362	41,132,677	23,468,344	44,082,420	14,717,842	505,146	365,841,791
Borrowings	11,419,501	6,630,868	4,346,740	4,579,314	4,331,196	437,839	31,745,458
Debentures	5,512,545	5,330,733	5,386,014	6,037,688	18,443,853	3,223,255	43,934,088
Lease liabilities	74,228	43,350	59,604	35,057	162,874	25,834	400,947
Other financial liabilities(*)	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	274,041,095	53,459,996	33,282,058	54,760,882	38,691,273	8,444,225	462,679,529

(*)	Lease liabilities are excluded.

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2024	Cash flow risk hedge	(38)	24	33	37	—	—	56
	Fair value risk hedge	(4,027)	59,784	(5,979)	53,216	54,213	—	157,207
	Trading purpose	6,990,132	—	—	—	—	—	6,990,132
December 31, 2023	Cash flow risk hedge	(1,223)	(875)	(590)	(302)	13,689	—	10,699
	Fair value risk hedge	29,176	34,370	157	35,272	30,241	—	129,216
	Trading purpose	5,943,024	—	—	—	—	—	5,943,024

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etcs)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Payment guarantees	14,976,801	13,793,301
Loan commitments	127,594,961	126,829,192
Other commitments	4,978,395	4,854,099

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank

Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.

Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.

Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.

Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(2)	The composition of each organization’s sectors for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,253,705	335,018	123,355	59,052	58,929	3,830,059	58,989	507,964	(1,913)	4,395,099
Non-interest income(expense)	1,016,000	85,129	65,238	23,999	1,407,518	2,597,884	57,799	(329,335)	(1,440,959)	885,389
Impairment losses due to credit loss	(273,762)	(168,515)	(38,943)	(50,072)	(65,751)	(597,043)	—	(178,993)	544	(775,492)
General and administrative expense	(1,761,374)	(141,517)	(44,429)	(27,855)	(218,004)	(2,193,179)	(625)	—	92,817	(2,100,987)

Net operating income(expense)	2,234,569	110,115	105,221	5,124	1,182,692	3,637,721	116,163	(364)	(1,349,511)	2,404,009

Share of gain of associates	24,387	—	(725)	117	(3,393)	20,386	(31)	—	19,276	39,631
Other non-operating expense	(48,218)	(2,156)	(39)	(278)	13,401	(37,290)	1,943	364	(17,798)	(52,781)

Non-operating income(expense)	(23,831)	(2,156)	(764)	(161)	10,008	(16,904)	1,912	364	1,478	(13,150)

Net income(expense) before tax	2,210,738	107,959	104,457	4,963	1,192,700	3,620,817	118,075	—	(1,348,033)	2,390,859
Tax expense	(531,922)	(23,660)	(24,603)	(1,141)	(11,676)	(593,002)	—	—	2,563	(590,439)

Net income(loss)	1,678,816	84,299	79,854	3,822	1,181,024	3,027,815	118,075	—	(1,345,470)	1,800,420

Total assets	468,915,086	16,571,401	12,564,864	6,676,326	31,338,220	536,065,897	3,272,162	—	(30,556,894)	508,781,165

Investment in associate	1,033,906	—	33,988	4,538	24,324,264	25,396,696	24,180	—	(23,521,595)	1,899,281
Other assets	467,881,180	16,571,401	12,530,876	6,671,788	7,013,956	510,669,201	3,247,982	—	(7,035,299)	506,881,884

Total liabilities	441,651,445	13,852,526	10,894,300	5,566,870	4,465,747	476,430,888	115,984	—	(2,913,321)	473,633,551

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments includes gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 247,185 million Won and fund contribution fees of 261,000 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 90,726 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,195,721 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,324,229	338,200	169,105	48,129	56,767	3,936,430	38,739	440,929	(3,105)	4,412,993
Non-interest income(expense)	766,099	51,564	61,015	25,247	1,730,003	2,633,928	6,896	(326,341)	(1,704,307)	610,176
Impairment losses due to credit loss	(391,534)	(145,831)	(97,705)	(31,871)	(36,939)	(703,880)	—	(115,072)	1,137	(817,815)
General and administrative expense	(1,742,049)	(138,382)	(42,097)	(25,613)	(274,534)	(2,222,675)	(356)	—	165,115	(2,057,916)

Net operating income(expense)	1,956,745	105,551	90,318	15,892	1,475,297	3,643,803	45,279	(484)	(1,541,160)	2,147,438

Share of gain(loss) of joint ventures and associates	61,878	—	261	124	744	63,007	(125)	—	8,101	70,983
Other non-operating expense	(67,474)	(914)	(14)	(9)	941	(67,470)	1,370	484	(4,272)	(69,888)

Non-operating income(expense)	(5,596)	(914)	247	115	1,685	(4,463)	1,245	484	3,829	1,095

Net income(expense) before tax	1,951,149	104,637	90,565	16,007	1,476,982	3,639,340	46,524	—	(1,537,331)	2,148,533
Tax expense	(473,248)	(22,289)	(19,286)	(3,841)	(18,089)	(536,753)	—	—	2,032	(534,721)

Net income(loss)	1,477,901	82,348	71,279	12,166	1,458,893	3,102,587	46,524	—	(1,535,299)	1,613,812

Total assets	445,294,200	16,504,719	12,304,348	5,407,267	28,770,391	508,280,925	2,530,629	—	(27,899,935)	482,911,619

Investment to joint ventures and associates	977,694	—	37,486	4,065	22,978,920	23,998,165	27,451	—	(22,403,946)	1,621,670
Other assets	444,316,506	16,504,719	12,266,862	5,403,202	5,791,471	484,282,760	2,503,178	—	(5,495,989)	481,289,949

Total liabilities	419,597,515	14,050,995	10,733,981	4,740,429	3,602,487	452,725,407	126,621	—	(2,631,673)	450,220,355

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute., and Woori Venture Partners Co.,Ltd

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of 227,083 million Won in deposit insurance premiums and 214,394 million Won in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of 163,610 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,472,869 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Operating profit or loss from external customers for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
Details	2024	2023
Domestic	2,162,080	1,911,303
Foreign	241,929	236,135

Total	2,404,009	2,147,438

(4)	Major non-current assets as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Details (*)	June 30, 2024	December 31, 2023
Domestic	6,093,326	5,804,919
Foreign	633,233	636,820

Total	6,726,559	6,441,739

(*)	Major non-current assets included joint ventures and related business investments, investment properties, Premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month periods ended June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Cash	1,554,682	1,464,606
Foreign currencies	681,727	715,495
Demand deposits	23,139,761	28,248,420
Time deposits	95,462	128,097

Total	25,471,632	30,556,618

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	June 30, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	12,819,561	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	891,094	Reserve deposits, etc.

Total		13,710,655

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits etc

Total		14,377,937

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Financial assets at fair value through profit or loss	23,309,282	21,544,756

(2)	Financial assets at fair value through profit or loss as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Deposits:
Gold banking asset	49,518	39,241
Securities:
Debt securities
Korean treasury and government agencies	4,173,223	4,310,612
Financial institutions	747,364	778,832
Corporates	348,340	433,488
Securities loaned	481,666	625,398
Others	244,393	158,908
Equity securities	444,177	421,989
Capital contributions	2,659,555	2,459,646
Beneficiary certificates	5,033,286	5,509,915
Others	189,069	181,691

Sub-total	14,321,073	14,880,479

Loans	1,376,768	782,716
Derivatives assets	7,514,608	5,798,329
Other financial assets	47,315	43,991

Total	23,309,282	21,544,756

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Debt securities:
Korean treasury and government agencies	8,117,387	5,728,241
Financial institutions	19,536,831	20,885,924
Corporates	3,554,764	3,994,432
Bond denominated in foreign currencies	6,338,147	5,493,295
Securities loaned	180,545	592,219

Sub-total	37,727,674	36,694,111

Equity securities	1,097,593	1,197,384
Loans	50,361	—

Total	38,875,628	37,891,495

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2024	December 31, 2023	Remarks
Investment for strategic business partnership purpose	911,070	1,039,203
Debt-equity swap	186,517	158,175
Others	6	6	Insurance for mutual aid association, etc.

Total	1,097,593	1,197,384

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(3,482)	—	—	(3,482)
Disposal	2,760	—	—	2,760
Others (*)	154	—	—	154

Ending balance	(27,947)	—	—	(27,947)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(12,163)	—	—	(12,163)
Disposal	432	—	—	432
Others (*)	(1,499)	—	—	(1,499)

Ending balance	(25,035)	—	—	(25,035)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2)	Gross carrying amount

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	14,525,101	—	—	14,525,101
Disposal / Recovery	(13,971,840)	—	—	(13,971,840)
Gain on valuation	58,565	—	—	58,565
Amortization based on effective interest method	67,560	—	—	67,560
Others (*)	404,538	—	—	404,538

Ending balance	37,778,035	—	—	37,778,035

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	11,877,503	—	—	11,877,503
Disposal / Recovery	(10,783,130)	—	—	(10,783,130)
Gain (loss) on valuation	248,239	—	—	248,239
Amortization based on effective interest method	80,514	—	—	80,514
Others (*)	222,279	—	—	222,279

Ending balance	33,791,163	—	—	33,791,163

(*)	Others consist of foreign currencies translation, etc.

(4)

During six-month periods ended June 30, 2024 and 2023, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 1,437 million Won and 2,593 million Won respectively, and cumulative gains or losses at disposal dates were (674) million Won and 203 million Won respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Korean treasury and government agencies	7,663,921	8,143,585
Financial institutions	6,371,376	6,660,465
Corporates	6,939,928	7,235,202
Bond denominated in foreign currencies	1,446,727	1,970,861
Allowance for credit losses	(13,193)	(13,941)

Total	22,408,759	23,996,172

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net Reversal of loss allowance	811	—	—	811
Others (*)	(63)	—	—	(63)

Ending balance	(13,193)	—	—	(13,193)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(6,019)	—	—	(6,019)
Others (*)	(18)	—	—	(18)

Ending balance	(14,422)	—	—	(14,422)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2)	Gross carrying amount

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	502,737	—	—	502,737
Disposal / Recovery	(2,245,188)	—	—	(2,245,188)
Amortization based on effective interest method	39,473	—	—	39,473
Others (*)	114,817	—	—	114,817

Ending balance	22,421,952	—	—	22,421,952

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,333,300	—	—	2,333,300
Disposal / Recovery	(4,842,587)	—	—	(4,842,587)
Amortization based on effective interest method	104,732	—	—	104,732
Others (*)	91,696	—	—	91,696

Ending balance	25,964,042	—	—	25,964,042

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Due from banks	2,730,581	1,950,573
Loans	370,745,214	358,577,179
Other financial assets	13,898,289	12,620,396

Total	387,374,084	373,148,148

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Due from banks in local currency:
Due from depository banks	347,640	108,344
Due from non-depository institutions	39,526	136
Due from the Korea Exchange	—	68
Others	137,436	135,390
Loss allowance	(173)	(59)

Sub-total	524,429	243,879

Due from banks in foreign currencies:
Due from banks on demand	283,591	221,292
Due from banks on time	255,307	366,117
Others	1,682,918	1,135,072
Loss allowance	(15,664)	(15,787)

Sub-total	2,206,152	1,706,694

Total	2,730,581	1,950,573

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	80,372	Domestic currency exchange and collateral related to promissory notes and others

Sub-total		80,372

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	275,744	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	333	Usage deposits for fund settlement system
Others	People’s Bank of China and others	885,601	Reserve deposits and others

Sub-total		1,161,678

Total		1,242,050

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from KSFC	KB Securities Co., Ltd. and SI SECURITIES CORPORATION	68	Futures margin
Others	Korea Federation of Savings Bank and others	129,974	Domestic currency exchange and collateral related to promissory notes and others

Sub-total		130,042

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

Sub-total		1,278,598

Total		1,408,640

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	1,335	—	—	1,335
Others (*)	(1,326)	—	—	(1,326)

Ending balance	(15,837)	—	—	(15,837)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(5,831)	—	—	(5,831)
Others (*)	995	—	—	995

Ending balance	(17,153)	—	—	(17,153)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2)	Gross carrying amount

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	715,187	—	—	715,187
Others (*)	64,812	—	—	64,812

Ending balance	2,746,418	—	—	2,746,418

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(877,876)	—	—	(877,876)
Changes due to business combinations	113,000	—	—	113,000
Others (*)	886,826	—	—	886,826

Ending balance	3,128,939	—	—	3,128,939

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Loans in local currency	306,750,688	298,157,823
Loans in foreign currencies	32,010,699	28,585,389
Domestic banker’s usance	3,138,909	2,726,633
Credit card accounts	11,893,756	12,531,620
Bills bought in foreign currencies	4,692,681	4,215,956
Bills bought in local currency	167,026	496,148
Factoring receivables	7,863	8,712
Advances for customers on guarantees	30,584	9,996
Private placement bonds	561,063	688,437
Securitized loans	3,817,039	3,203,135
Call loans	2,353,959	2,719,546
Bonds purchased under resale agreements	3,659,420	3,356,392
Financial lease receivables	1,265,177	1,362,279
Installment financial bond	2,732,139	2,635,720
Others	110	119
Loan origination costs and fees	877,934	865,694
Discounted present value	(6,562)	(11,360)
Allowance for credit losses	(3,207,271)	(2,975,060)

Total	370,745,214	358,577,179

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(27,353)	25,393	1,960	(64,492)	64,102	390	—
Transfer to lifetime expected credit losses	15,387	(19,003)	3,616	37,586	(40,216)	2,630	—
Transfer to credit-impaired financial assets	5,986	21,917	(27,903)	47,005	128,542	(175,547)	—
Net reversal(provision) of allowance for credit losses	3,645	(25,332)	(205,013)	(43,224)	(74,014)	(232,323)	(612)
Recovery	—	—	(35,896)	—	—	(18,356)	—
Charge-off	—	—	140,360	—	—	110,062	178
Disposal	9	314	34,047	17	1,981	121,409	256
Interest income from impaired loans	—	—	7,343	—	—	10,839	—
Others	(944)	280	23,850	(4,104)	462	432	—

Ending balance	(200,115)	(130,433)	(278,481)	(974,900)	(681,787)	(544,167)	(267)

	For the six-month period ended June 30, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(28,441)	28,352	89	(120,286)	117,847	2,439	—
Transfer to lifetime expected credit losses	9,527	(10,164)	637	62,500	(69,383)	6,883	—
Transfer to credit-impaired financial assets	2,340	10,118	(12,458)	55,331	160,577	(215,908)	—
Net reversal(provision) of allowance for credit losses	13,723	(27,166)	(174,691)	(25,856)	(126,512)	(612,027)	(612)
Recovery	—	—	(13,339)	—	—	(67,591)	—
Charge-off	—	—	125,773	—	—	376,195	178
Disposal	—	—	27,823	26	2,295	183,279	256
Interest income from impaired loans	—	—	—	—	—	18,182	—
Others	—	—	—	(5,048)	742	24,282	—

Ending balance	(100,585)	(116,972)	(179,564)	(1,275,600)	(929,192)	(1,002,212)	(267)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(22,606)	21,968	638	(71,867)	71,114	753	—
Transfer to lifetime expected credit losses	10,968	(13,300)	2,332	25,444	(34,718)	9,274	—
Transfer to credit-impaired financial assets	4,167	21,237	(25,404)	7,385	28,537	(35,922)	—
Net reversal(provision) of allowance for credit losses	(44,811)	(40,932)	(146,892)	(222,927)	14,917	(164,241)	(711)
Recovery	—	—	(31,758)	—	—	(28,827)	—
Charge-off	—	—	130,288	—	—	107,439	457
Disposal	3,823	6,505	54,858	262	152	52,793	—
Interest income from impaired loans	—	—	10,233	—	—	9,340	—
Others	7,607	(8)	1,603	(25,166)	(1,911)	25	—

Ending balance	(188,728)	(132,619)	(246,044)	(740,490)	(740,143)	(290,831)	(281)

	For the six-month period ended June 30, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(29,518)	29,464	54	(123,991)	122,546	1,445	—
Transfer to lifetime expected credit losses	7,031	(7,557)	526	43,443	(55,575)	12,132	—
Transfer to credit-impaired financial assets	960	4,554	(5,514)	12,512	54,328	(66,840)	—
Net reversal(provision) of allowance for credit losses	12,570	(8,793)	(167,464)	(255,168)	(34,808)	(478,597)	(711)
Recovery	—	—	(19,146)	—	—	(79,731)	—
Charge-off	—	—	158,963	—	—	396,690	457
Disposal	—	—	27,840	4,085	6,657	135,491	—
Interest income from impaired loans	—	—	—	—	—	19,573	—
Others	(2)	—	—	(17,561)	(1,919)	1,628	—

Ending balance	(80,098)	(110,146)	(108,687)	(1,009,316)	(982,908)	(645,562)	(281)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,345,099	(4,334,165)	(10,934)	2,227,211	(2,225,117)	(2,094)	—
Transfer to lifetime expected credit losses	(5,638,033)	5,670,778	(32,745)	(4,086,235)	4,093,977	(7,742)	—
Transfer to credit-impaired financial assets	(177,639)	(204,885)	382,524	(516,214)	(624,092)	1,140,306	—
Charge-off	—	—	(140,360)	—	—	(110,062)	(178)
Disposal	(35)	(9,139)	(136,405)	(82)	(8,197)	(396,057)	(112,665)
Net increase(decrease)	2,049,586	(1,160,853)	37,799	13,541,684	(1,119,187)	(35,816)	631,995

Ending balance	133,391,959	14,676,132	741,965	199,778,392	10,738,771	1,445,379	1,287,639

	For the six-month period ended June 30, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	303,339	(303,209)	(130)	6,875,649	(6,862,491)	(13,158)	—
Transfer to lifetime expected credit losses	(545,213)	546,135	(922)	(10,269,481)	10,310,890	(41,409)	—
Transfer to credit-impaired financial assets	(76,382)	(55,380)	131,762	(770,235)	(884,357)	1,654,592	—
Charge-off	—	—	(125,773)	—	—	(376,195)	(178)
Disposal	—	—	(53,742)	(117)	(17,336)	(586,204)	(112,665)
Net increase(decrease)	(436,667)	(115,285)	99,685	15,154,603	(2,395,325)	101,668	631,995
Changes due to business combinations	—	—	—	—	—	—	—

Ending balance	10,532,145	1,055,872	304,231	343,702,496	26,470,775	2,491,575	1,287,639

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	3,612,969	(3,605,588)	(7,381)	1,691,048	(1,682,828)	(8,220)	—
Transfer to lifetime expected credit losses	(5,726,077)	5,742,982	(16,905)	(3,797,604)	3,818,983	(21,379)	—
Transfer to credit-impaired financial assets	(180,533)	(172,537)	353,070	(333,745)	(253,004)	586,749	—
Charge-off	—	—	(130,288)	—	—	(107,439)	(457)
Disposal	(35,722)	(16,354)	(113,596)	(18,132)	(475)	(251,831)	(32,074)
Net increase(decrease)	(781,825)	(1,473,186)	46,978	10,693,140	(1,352,834)	(165,483)	107,880
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	128,218,333	14,495,899	695,935	187,787,142	10,016,139	658,395	389,066

	For the six-month period ended June 30, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	349,541	(349,465)	(76)	5,653,558	(5,637,881)	(15,677)	—
Transfer to lifetime expected credit losses	(357,592)	358,354	(762)	(9,881,273)	9,920,319	(39,046)	—
Transfer to credit-impaired financial assets	(41,753)	(34,059)	75,812	(556,031)	(459,600)	1,015,631	—
Charge-off	—	—	(158,963)	—	—	(396,690)	(457)
Disposal	—	—	(54,403)	(53,854)	(16,829)	(419,830)	(32,074)
Net increase(decrease)	866,202	(136,480)	160,252	10,777,517	(2,962,500)	41,747	107,880
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	9,931,858	904,730	201,270	325,937,333	25,416,768	1,555,600	389,066

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Cash Management Account asset (CMA asset)	110,000	91,000
Receivables	10,415,048	9,061,936
Accrued income	2,138,612	1,972,330
Telex and telephone subscription rights and refundable deposits	794,956	793,510
Domestic exchange settlement debit	176,750	446,570
Other assets	440,790	411,330
Allowance for credit losses	(177,867)	(156,280)

Total	13,898,289	12,620,396

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(464)	445	19	—
Transfer to lifetime expected credit losses	293	(343)	50	—
Transfer to credit-impaired financial assets	1,711	6,463	(8,174)	—
Provision of loss allowance	(184)	(1,837)	(13,753)	(15,774)
Charge-off	—	—	2,447	2,447
Disposal	—	—	1,115	1,115
Others	24	(4)	(9,395)	(9,375)

Ending balance	(7,639)	(12,338)	(157,890)	(177,867)

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(291)	273	18	—
Transfer to lifetime expected credit losses	194	(228)	34	—
Transfer to credit-impaired financial assets	94	716	(810)	—
Provision of loss allowance	(1,696)	(701)	(2,555)	(4,952)
Charge-off	—	—	1,429	1,429
Disposal	—	—	906	906
Others	(1,511)	9	(248)	(1,750)

Ending balance	(7,388)	(9,064)	(127,095)	(143,547)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	18,447	(18,413)	(34)	—
Transfer to lifetime expected credit losses	(30,468)	30,533	(65)	—
Transfer to credit-impaired financial assets	(7,344)	(19,533)	26,877	—
Charge-off	—	—	(2,447)	(2,447)
Disposal	—	(3)	(1,497)	(1,500)
Net increase	1,270,544	17,653	15,230	1,303,427

Ending balance	13,761,804	122,135	192,217	14,076,156

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	13,297	(13,277)	(20)	—
Transfer to lifetime expected credit losses	(24,835)	24,878	(43)	—
Transfer to credit-impaired financial assets	(1,804)	(3,011)	4,815	—
Charge-off	—	—	(1,429)	(1,429)
Disposal	—	—	(1,044)	(1,044)
Net increase	6,130,974	87,621	171,248	6,389,843
Changes due to business combinations	13,240	—	—	13,240

Ending balance	15,017,593	117,665	252,029	15,387,287

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3 - fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	49,518	—	—	49,518
Debt securities	4,344,243	1,649,364	1,379	5,994,986
Equity securities	39,181	—	404,996	444,177
Capital contributions	—	—	2,659,555	2,659,555
Beneficiary certificates	157,079	2,932,388	1,943,819	5,033,286
Loans	—	1,328,282	48,486	1,376,768
Derivative assets	—	7,507,788	6,820	7,514,608
Other financial assets in foreign currency	—	—	45,689	45,689
Others	—	—	190,695	190,695

Sub-total	4,590,021	13,417,822	5,301,439	23,309,282

Financial assets at FVTOCI
Debt securities	15,142,169	22,585,505	—	37,727,674
Equity securities	574,237	—	523,356	1,097,593
Loans	—	—	50,361	50,361

Sub-total	15,716,406	22,585,505	573,717	38,875,628

Derivative assets (designated for hedging)	—	85,106	—	85,106

Total	20,306,427	36,088,433	5,875,156	62,270,016

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,773	—	—	49,773
Derivative liabilities	—	6,973,140	16,991	6,990,131
Securities sold	145,902	—	—	145,902

Sub-total	195,675	6,973,140	16,991	7,185,806
Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	329,983	—	329,983
Derivative liabilities (designated for hedging)	—	150,585	—	150,585

Total	195,675	7,453,708	16,991	7,666,374

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	39,241	—	—	39,241
Debt securities	4,414,956	1,888,052	4,230	6,307,238
Equity securities	68,691	19	353,279	421,989
Capital contributions	—	—	2,459,646	2,459,646
Beneficiary certificates	169,012	3,634,938	1,705,965	5,509,915
Loans	—	726,714	56,002	782,716
Derivative assets	113	5,669,078	129,138	5,798,329
Other financial assets in foreign currency	—	—	42,408	42,408
Others	—	—	183,274	183,274

Sub-total	4,692,013	11,918,801	4,933,942	21,544,756

Financial assets at FVTOCI
Debt securities	12,392,117	24,301,994	—	36,694,111
Equity securities	649,220	—	548,164	1,197,384

Sub-total	13,041,337	24,301,994	548,164	37,891,495

Derivative assets (designated for hedging)	—	26,708	—	26,708

Total	17,733,350	36,247,503	5,482,106	59,462,959

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,303	5,932,727	1,994	5,943,024
Securities sold	155,765	—	—	155,765

Sub-total	203,592	5,932,727	1,994	6,138,313

Derivative liabilities (designated for hedging)	—	153,007	—	153,007

Total	203,592	6,085,734	1,994	6,291,320

(*)

Among financial assets and financial liabilities measured at fair value, There is no amount transferred between Level 2 and Level 1. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of June 30, 2024 and December 31, 2023 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread and LSMC and Hull-White model.	Risk-free market rate, credit spread, discount rate originated from credit grade, volatility of stock and volatility of interest rate

Equity securities and beneficiary certificates	The beneficiary certificates are measured at net asset value method, DCF model(Discounted Cash Flow Model), Binomial Tree model and T-F model.	Values of underlying assets such as bond, discount rate, volatility of stock, terminal growth rate etc.

Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock prices, fair value originated from forward price etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of June 30, 2024 and December 31, 2023 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and LSMC(Hull-White) etc. which is a valuation technique commonly used in the market taking into account values and volatility of underlying assets.	Values of underlying assets, volatility, discount rate, volatility of stock, volatility of interest rate

Debt securities	Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-White model.	Discount rate originated from credit grade, volatility of stocks , volatility of interest rate etc.

Stocks, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, terminal growth rate, PBR, PSR etc.

Derivatives	Fair value is measured by models such as option model.	Correlation, etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.	Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

June 30, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	0.70%~6.46%	Fair value increases as discount rate decreases.
	LMSC(Hull-White)		Volatility of index	14.08%~24.11%	Variation of fair value increases as volatility increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.60	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.60	Variation of fair value increases as correlation coefficient increases.
Stocks, capital contributions, and Beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.52%~25.16%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	5.14%~24.03%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~2.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility	11.82%~19.33%	Variation of fair value increases as volatility increases.
			Discount rate	7.01%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.14%~53.77%	Variation of fair value increases as volatility of underlying asset and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

December 31, 2023
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.05%~6.58%	Fair value increases as discount rate decreases.
	LSMC(Hull-White)		Volatility of stock	0.19%~0.24%	Fair value increases as volatility of stock increases.
			Volatility of interest rate	0.47%~0.91%	Fair value increases as volatility of interest rate increases.
			Volatility of index	13.78%~21.92%	Variation of fair value increases as volatility increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset, Volatility of stocks	27.34%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	Risk-adjusted discount rate method (Tsiveriotis-Fernandes)		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.6%	Variation of fair value increases as volatility of stock increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Discount rate	5.06%~6.86%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
			Discount rate	10.42%	Fair value increases as discount rate decreases.
			Growth rate	0.00%	Fair value increases as terminal growth rate increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	(251)	—	—	(2,600)	—	1,379
Equity securities	353,279	5,219	—	44,875	(324)	1,947	404,996
Capital contributions	2,459,648	54,051	—	269,666	(123,810)	—	2,659,555
Beneficiary certificates	1,705,966	31,503	—	213,549	(1,596)	(5,603)	1,943,819
Loans	56,002	497	—	324,502	(332,515)	—	48,486
Derivative assets	129,136	(5,296)	—	275	(117,295)	—	6,820
Other foreign currency financial assets	42,406	3,283	—	—	—	—	45,689
Others	183,274	4,267	—	9,565	(6,411)	—	190,695

Sub-total	4,933,941	93,273	—	862,432	(584,551)	(3,656)	5,301,439

Financial assets at FVTOCI
Equity securities	548,164	—	(28,348)	76	—	3,464	523,356
Loans	—	—	41	204,666	(154,346)	—	50,361

Sub-total	548,164	—	(28,307)	204,742	(154,346)	3,464	573,717

Total	5,482,105	93,273	(28,307)	1,067,174	(738,897)	(192)	5,875,156

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	16,315	—	—	(1,318)	—	16,991

Total	1,994	16,315	—	—	(1,318)	—	16,991

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 84,063 million Won for the six-month period ended June 30, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	(1)	—	4,000	—	—	5,077
Equity securities	307,851	8,334	5,346	—	38,185	(31,964)	—	327,752
Capital contributions	1,976,474	11,503	66,249	—	292,880	(130,977)	—	2,216,129
Beneficiary certificates	1,458,776	—	43,391	—	154,783	(29,149)	—	1,627,801
Loans	104,505	—	747	—	327,789	(363,636)	—	69,405
Derivative assets	93,970	—	(9,139)	—	10	(4,449)	—	80,392
Other foreign currency financial assets	41,679	—	1,496	—	—	—	—	43,175
Others	144,840	—	7,321	—	18,038	(997)	—	169,202

Sub-total	4,129,173	19,837	115,410	—	835,685	(561,172)	—	4,538,933

Financial assets at FVTOCI
Equity securities	557,065	—	—	(14,306)	138	(2,086)	(23)	540,788
Loans	—	—	—	—	39,698	(8,891)	—	30,807
Sub-total	557,065	—	—	(14,306)	39,836	(10,977)	(23)	571,595

Total	4,686,238	19,837	115,410	(14,306)	875,521	(572,149)	(23)	5,110,528

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,450	—	2,859	—	10	(9,449)	—	2,870

Total	9,450	—	2,859	—	10	(9,449)	—	2,870

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 162,982 million Won for the six- month period ended June 30, 2023, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 5,892,145 million Won and 5,484,098 million Won as of June 30, 2024 and December 31, 2023, respectively, equity instruments of 4,676,686 million Won and 4,704,747 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	June 30, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	38	(38)	—	—
Loans (*2)	146	(144)	—	—
Equity securities (*2) (*3) (*4) (*5)	10,350	(8,584)	—	—
Beneficiary certificates (*5)	722	(722)	—	—
Others (*3) (*5)	4,283	(4,042)	—	—
Financial assets at FVTOCI
Equity securities (*4) (*5) (*6)	—	—	25,373	(20,611)

Total	15,539	(13,530)	25,373	(20,611)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	(10)	—	—

Total	—	(10)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing correlation, which is major unobservable variables, by 10%, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%p~1%p), which are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*4)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%p~0.5%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*5)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(*6)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are major unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	88	(95)	—	—
Loans (*2)	202	(199)	—	—
Debt securities	21	(22)	—	—
Equity securities (*2) (*3) (*4)	11,562	(8,953)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	28,020	(22,302)

Total	16,693	(13,912)	28,020	(22,302)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	1,908,201	20,266,833	—	22,175,034	22,408,759
Loans and other financial assets at amortized cost	—	11,581,462	378,612,474	390,193,936	387,374,084
Financial liabilities:
Deposits due to customers	—	359,930,084	—	359,930,084	359,302,549
Borrowings	—	29,074,526	1,219,693	30,294,219	30,315,001
Debentures	—	41,866,751	—	41,866,751	42,102,432
Other financial liabilities (*)	—	30,112,561	706,487	30,819,048	31,536,943

(*)	Lease liabilities are excluded as of June 30, 2024.

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,627	21,303,099	—	23,664,726	23,996,172
Loans and other financial assets at amortized cost	—	9,905,518	364,211,207	374,116,725	373,148,148
Financial liabilities:
Deposits due to customers	—	360,186,521	—	360,186,521	357,784,297
Borrowings	—	31,065,237	87,342	31,152,579	30,986,746
Debentures	—	40,504,019	—	40,504,019	41,239,245
Other financial liabilities (*)	—	24,584,447	609,620	25,194,067	25,780,550

(*)	Lease liabilities are excluded as of December 31, 2023

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	49,518	—	2,730,581	—	2,780,099
Securities	14,321,073	38,825,267	22,408,759	—	75,555,099
Loans	1,376,768	50,361	370,745,214	—	372,172,343
Derivative assets	7,514,608	—	—	85,106	7,599,714
Other financial assets	47,315	—	13,898,289	—	13,945,604

Total	23,309,282	38,875,628	409,782,843	85,106	472,052,859

	June 30, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilites designated to be measured at FVTPL	Financial assets at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	49,773	329,983	359,302,549	—	359,682,305
Borrowings	145,902	—	30,315,001	—	30,460,903
Debentures	—	—	42,102,432	—	42,102,432
Derivative liabilities	6,990,131	—	—	150,585	7,140,716
Other financial liabilities (*)	—	—	31,536,943	—	31,536,943

Total	7,185,806	329,983	463,256,925	150,585	470,923,299

(*)	Lease liabilities are excluded as of June 30, 2024.

	December 31, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	39,241	—	1,950,573	—	1,989,814
Securities	14,880,479	37,891,495	23,996,172	—	76,768,146
Loans	782,716	—	358,577,179	—	359,359,895
Derivative assets	5,798,329	—	—	26,708	5,825,037
Other financial assets	43,991	—	12,620,396	—	12,664,387

Total	21,544,756	37,891,495	397,144,320	26,708	456,607,279

	December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	39,524	357,784,297	—	357,823,821
Borrowings	155,765	30,986,746	—	31,142,511
Debentures	—	41,239,245	—	41,239,245
Derivative liabilities	5,943,024	—	153,007	6,096,031
Other financial liabilities (*)	—	25,780,550	—	25,780,550

Total	6,138,313	455,790,838	153,007	462,082,158

(*)	Lease liabilities are excluded as of December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	114,866	755	—	903,237	137,721	1,156,579
Financial instruments designated to be measured at FVTPL (*)	—	—	—	(1,119)	—	(1,119)
Financial assets at FVTOCI	626,636	694	(3,482)	38,515	15,017	677,380
Securities at amortized cost	343,472	—	811	—	—	344,283
Loans and other financial assets at amortized cost	9,802,902	279,110	(779,448)	165,645	—	9,468,209
Financial liabilities at amortized cost	(6,483,393)	51	—	—	—	(6,483,342)
Net derivatives (designated for hedging)	—	—	—	52,394	—	52,394

Total	4,404,483	280,610	(782,119)	1,158,672	152,738	5,214,384

(*)

The amounts recognized in profit or loss and other comprehensive income related to financial liabilities designated to be measured at FVTPL are 837 million Won during the six-month periods ended June 30, 2024.

	For the six-month period ended June 30, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	91,617	(63)	—	360,517	78,299	530,370
Financial assets at FVTOCI	436,796	456	(12,163)	(398)	13,706	438,397
Securities at amortized cost	405,262	—	(6,019)	—	—	399,243
Loans and other financial assets at amortized cost	9,044,202	299,513	(780,194)	115,708	—	8,679,229
Financial liabilities at amortized cost	(5,559,178)	694	—	—	—	(5,558,484)
Net derivatives (designated for hedging)	—	—	—	48,982	—	48,982

Total	4,418,699	300,600	(798,376)	524,809	92,005	4,537,737

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)(*4)	Freight & staffing services	4.9	4.9	Korea	2024-05-31
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2024-06-30
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2024-05-31
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2)(*4)	Finance	12.6	12.6	Korea	2024-05-31
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2024-06-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2024-06-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2024-06-30
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2024-03-31
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2024-06-30
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2024-06-30
Orient Shipyard Co., Ltd. (*3)(*4)	Manufacture of sections for ships	22.7	22.7	Korea	2024-03-31
Joongang Network Solution Co., Ltd. (*3)(*4)	Other information technology and computer operation related services	25.3	25.3	Korea	2024-03-31
Win Mortgage Co., LTd. (*1)(*4)	Other financial services	4.5	4.5	Korea	2024-03-31
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2024-06-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2024-06-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2024-06-30
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	Korea	2024-06-30
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2024-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2024	December 31, 2023	Location	Financial statements as of
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2024-06-30
Woori General Private Securities Investment Trust (Bond) No.1 (*7)	Collective investment business	—	25.0	Korea	—
Woori Short-term Bond Securities Investment Trust (Bond) Class C-F	Collective investment business	7.2	15.0	Korea	2024-06-30
Woori Safe Plus General Type Private Investment Trust S-8 (Bond) (*7)	Collective investment business	—	9.1	Korea	—
Woori General Private Securities Investment Trust (Bond) No.2 (*7)	Collective investment business	—	27.3	Korea	—
Woori Smart General Private Equity Investment Trust 1 (Bond)	Collective investment business	28.6	28.6	Korea	2024-06-30
Woori General Private Securities Investment Trust (Bond) No.3	Collective investment business	29.3	27.8	Korea	2024-06-30
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2024-06-30
Woori Short Term Government and Special Bank Bond Active ETF(*7)	Collective investment business	—	20.8	Korea	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	Collective investment business	29.0	29.3	Korea	2024-06-30
Woori General Private Securities Investment Trust No. 5 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-06-30
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond) (*11)	Collective investment business	9.1	—	Korea	2024-06-30
Woori General Private Securities Investment Trust No. 6 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-06-30
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*11)	Collective investment business	1.8	—	Korea	2024-06-30
Woori General Private Securities Investment Trust No. 7 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-06-30
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2024-06-30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2024-06-30
DeepDive WOORI 2021-1 Financial Investment Fund (*6)	Other financial services	11.9	11.9	Korea	2024-06-30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2024-06-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2024-06-30
Woori Investment Bank Co., Ltd.
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2024-06-30
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust (*7)	Investment trust and discretionary investment business	—	0.1	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2024	December 31, 2023	Location	Financial statements as of
Woori Asset Management Co. Ltd.
Woori Together TDF 2025(*11)	Collective investment business	28.6	—	Korea	2024-06-30
Woori Together TDF 2030	Collective investment business	26.8	28.0	Korea	2024-06-30
Woori Together OCIO Target Return Feeder fund (Balance Bond) (*7)	Collective investment business	—	20.4	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	4.0	Korea	2024-06-30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2024-06-30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2024-06-30
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2024-06-30
KTB China Platform Fund (*7)(*10)	Asset Management	—	18.7	Korea	—
KTBN Venture Fund No.7 (*7)(*9)	Asset Management	—	20.1	Korea	—
KTBN Venture Fund No.8 (*9)	Asset Management	21.7	21.7	Korea	2024-06-30
KTBN Digital Contents Korea Fund No.9 (*9)	Asset Management	30.0	30.0	Korea	2024-06-30
KTBN Media Contents Fund (*10)	Asset Management	15.0	15.0	Korea	2024-06-30
KTB China Synergy Fund (*10)	Asset Management	15.1	15.1	Korea	2024-06-30
NAVER-KTB Audio Contents Fund (*10)	Asset Management	1.0	1.0	Korea	2024-06-30
KTBN Venture Fund No.13 (*10)	Asset Management	19.6	19.6	Korea	2024-06-30
KTBN Future Contents Fund (*10)	Asset Management	13.3	13.3	Korea	2024-06-30
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2024-06-30
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2024-06-30
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2024-06-30
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2024-06-30
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2024-06-30
KTB-NHN China Private Equity Fund (*7)	Asset Management	—	33.3	Korea	—
KTBN GI Private Equity Fund (*10)	Asset Management	5.0	5.0	Korea	2024-06-30
Chirochem (*4)	Medical material Manufacturing	28.6	28.6	Korea	2023-12-31
Daishin Balance No.18 Special Purpose Acquisition Company (*11)	Other financial services	42.6	—	Korea	2024-06-30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2024-04-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2024	December 31, 2023	Location	Financial statements as of
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1(*4)	Other financial services	62.3	62.4	Japan	2024-03-31
Woori Zip 2 (*4)	Other financial services	62.7	62.8	Japan	2024-03-31
Woori bank and Woori card Co., Ltd. (*5)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
KG Fashion Co., Ltd. (*3) (*4)	Manufacturing	20.8	20.8	Korea	2024-05-31
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2024-06-30
Jinmyung Plus Co., Ltd. (*3) (*4)	Manufacturing	21.3	21.3	Korea	2024-03-31
Rea Company (*3)	Other financial services	26.1	24.5	Korea	—
ARAM CMC Co.,Ltd. (*3) (*4)	Other financial services	20.1	20.0	Korea	2024-05-31
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.5	Korea	2024-06-30
Dream Company Growth no.1 PEF (*7)	Other financial services	—	27.8	Korea	—
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2024-06-30
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.6	21.7	Korea	2024-06-30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2024-06-30
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2024-06-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2024-06-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2024-06-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2024-06-30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2024-06-30
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.9	Korea	2024-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2024	December 31, 2023	Location	Financial statements as of
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2024-06-30
Woori Bank and Woori Asset Management Co. Ltd. (*5)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	8.4	14.1	Korea	2024-06-30
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks) (*7)(*11)	Collective investment business	—	—	Korea	—
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*11)	Collective investment business	17.5	—	Korea	2024-06-30
Woori Investment Bank Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2 (*11)	Collective investment business	2.1	—	Korea	2024-06-30
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund(*12)	Other financial services	34.2	32.4	Korea	2024-06-30
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2024-06-30
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.0	32.7	Korea	2024-06-30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2024 and December 31, 2023.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of June 30, 2024 and December 31, 2023.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	The Group can participate as a co-operator to exert significant influence.
(*7)	It was excluded from associates in current period.
(*8)	It has been liquidating as of June 30, 2024.
(*9)	It was excluded from associates during the period.
(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.
(*12)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2024
W Service Networks Co., Ltd.	108	216	(32)	—	—	(5)	—	179
Korea Credit Bureau Co., Ltd.	3,313	6,433	1,425	—	—	(90)	—	7,768
Korea Finance Security Co., Ltd.	3,267	3,285	220	—	—	—	—	3,505
K BANK Co., Ltd.	236,232	260,052	5,052	—	—	—	802	265,906
Partner One Value Up I Private Equity Fund	5,039	3,230	334	—	—	—	—	3,564
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,396	8,247	1,254	—	(960)	—	—	8,541
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,482	4,437	—	45	—	—	—	4,482
LOTTE CARD Co., Ltd.	346,810	587,392	4,807	—	—	(15,591)	(8,566)	568,042
Union Technology Finance Investment Association	13,449	12,270	(310)	—	—	—	—	11,960
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co., Ltd.	—	88	95	—	—	—	(87)	96
Win Mortgage Co., LTd.	23	105	(7)	—	—	(2)	—	96
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,540	155	—	—	—	—	10,695
BTS 2nd Private Equity Fund	8,146	4,838	2	2,920	—	—	—	7,760
STASSETS FUND III	10,500	8,406	(130)	1,500	—	—	—	9,776
SF CREDIT PARTNERS, LLC	13,059	12,845	737	—	—	—	975	14,557
ARAM CMC Co., Ltd. (*)	—	—	—	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,688	82	—	—	(90)	(143)	2,537
Woori Seoul Beltway Private Special Asset Fund No.1	14,179	12,590	270	1,724	—	(268)	—	14,316
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) Class C-F	100,000	105,564	345	—	—	(4,202)	—	101,707
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(Bond)	40,000	41,135	1,273	—	—	(1,795)	—	40,613
Woori General Private Securities Investment Trust(Bond) No.3	28,988	51,205	626	—	(21,510)	—	—	30,321
Woori Asset Global Partnership Fund No.5	37,500	22,071	527	15,000	—	—	—	37,598
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(210)	—	—	—	—	235
DeepDive WOORI 2021-1 Financial Investment Fund	8	1,236	(543)	—	(214)	(325)	—	154
Darwin Green Packaging Private Equity Fund	4,000	3,957	(33)	—	—	—	—	3,924
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	3	—	—	—	—	563
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	151	—	3,245	—	—	3,396
Woori Together TDF 2030	3,000	3,324	195	—	—	—	—	3,519
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Australia Green Energy 1st PEF	4,913	4,811	(22)	—	—	—	—	4,789
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	(2)	—	—	—	—	2,356
KTB-KORUS FUND	3,626	3,359	—	—	—	—	—	3,359
KTB China Platform Fund	17,023	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	16,972	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	194	2,511	(145)	—	—	(569)	—	1,797
KTBN Digital Contents Korea Fund No.9	5,329	5,597	(26)	—	—	—	—	5,571
KTBN Media Contents Fund	330	283	1	—	—	—	—	284
KTB China Synergy Fund	21,629	20,405	(1,167)	—	—	(3,296)	—	15,942
NAVER-KTB Audio Contents Fund	284	288	—	—	—	—	—	288

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2024
KTBN Venture Fund No.13	13,279	14,158	(122)	—	—	(1,801)	—	12,235
KTBN Future Contents Fund	3,892	4,561	(29)	—	—	—	—	4,532
KTBN Venture Fund No.16	17,546	18,561	(403)	—	—	(4,200)	—	13,958
KTBN Venture Fund No.18	26,308	26,970	(197)	—	—	—	—	26,773
KB-KTB Technology Venture Fund	7,755	7,600	(56)	—	—	—	—	7,544
WOORI 2022 Scaleup Venture Fund	14,000	13,578	(237)	—	—	—	—	13,341
WOORI 2022 Start-up Venture Fund	7,804	2,433	(86)	5,240	—	—	—	7,587
KTB-NHN China Private Equity Fund	1,272	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	189	617	138	—	—	(718)	(36)	1
Chirochem	102	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	600	—	(10)	600	—	—	105	695
Godo Kaisha Oceanos 1	10,800	7,978	15	—	—	(320)	(75)	7,598
Woori Zip 1	8,445	7,629	(38)	—	(262)	—	(415)	6,914
Woori Zip 2	11,641	10,695	(8)	—	(443)	—	(576)	9,668
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(4)	—	—	—	—	10
JC Assurance No.2 Private Equity Fund(*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	(1)	—	(7,551)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	424	—	—	—	—	14,454
Woori Senior Loan Private Placement Investment Trust No.1	31,004	75,590	1,349	—	(44,509)	(1,516)	—	30,914
Genesis Eco No.1 Private Equity Fund	12,000	10,942	173	—	—	—	—	11,115
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(133)	—	—	—	—	16,846
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	403	—	—	(530)	—	18,338
Orchestra Private Equity Fund IV	9,700	9,555	125	—	—	—	—	9,680
Synaptic Green No.1 PEF	8,000	7,611	(38)	—	—	—	—	7,573
IGEN2022No. 1 Private Equity Fund	7,422	7,983	231	—	—	(151)	—	8,063
PCC-Woori LP Secondary Fund	10,435	10,530	(150)	—	—	—	—	10,380
Synaptic Future Growth Private Equity Fund	6,437	7,069	6,174	970	(1,657)	(3,867)	—	8,689
Woori-Q Corporate Restructuring Private Equity Fund	25,890	20,283	229	8,449	—	—	—	28,961
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	33,481	(3,090)	—	—	(197)	—	30,194
NH Woori Newdeal Growth Alpha Private Equity Fund 1	29,807	32,987	17,638	—	(4,303)	(9,078)	—	37,244
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	3,200	2,543	(111)	1,005	229	(70)	—	3,596
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	29,821	799	—	—	—	—	30,620
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	1,473	60,000	—	—	—	61,473
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	212	10,000	—	—	—	10,212
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	847	40,000	—	—	—	40,847
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	100,000	—	2,261	500,000	(397,238)	—	—	105,023
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	2,847	—	63	1,355	1,493	(3)	—	2,908
Woorinara Short-Term Bond Securities Investment Trust (Bond)	50,200	—	341	50,200	—	—	—	50,541
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	135	40,000	—	—	—	40,135

	1,688,576	1,795,370	39,609	740,008	(588,850)	(78,840)	(8,016)	1,899,281

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was zero for KUM HWA Co., Ltd., 10 million Won for Orient Shipyard Co.,Ltd., 20 million Won in KG FASHION CO., LTD., 19 million Won in ARAM CMC Co.,Ltd., 289 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 38 million Won for Orient Shipyard Co.,Ltd., 140 million Won in KG FASHION CO., LTD., 19 million Won in ARAM CMC Co.,Ltd., 660 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
W Service Networks Co., Ltd.	108	208	(1)	—	—	—	(5)	—	202
Korea Credit Bureau Co., Ltd.	3,313	5,709	1,284	—	—	—	(90)	(429)	6,474
Korea Finance Security Co., Ltd.	3,267	2,374	(113)	—	—	—	—	1,010	3,271
Woori Growth Partnerships New Technology Private Equity Fund	12,942	10,889	(51)	—	—	—	—	—	10,838
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	111	—	—	(9,585)	—	—	—
K BANK Co., Ltd.	236,232	247,789	1,486	—	—	—	—	4,558	253,833
Woori Bank-Company K Korea Movie Asset Fund	—	239	31	—	—	—	—	—	270
Partner One Value Up I Private Equity Fund	5,039	4,278	(3)	—	—	—	—	—	4,275
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	10,285	456	—	—	—	—	—	10,741
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,392	4,355	—	38	—	—	—	—	4,393
LOTTE CARD Co., Ltd.	346,810	514,131	58,988	—	—	—	(13,199)	(3,600)	556,320
Force TEC Co., Ltd.	—	—	—	—	—	—	—	—	—
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	142	—	—	—	—	—	10,385
Union Technology Finance Investment Association	13,449	14,462	(260)	—	—	(1,188)	—	—	13,014
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	5,226	2,881	(130)	2,200	—	—	—	—	4,951
Joongang Network Solution Co., Ltd.	—	—	17	—	—	—	—	87	104
STASSETS FUND III	1,500	1,230	(159)	—	—	—	—	—	1,071
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
Win Mortgage Co., LTd.	23	—	70	23	—	—	(2)	—	91
NH Woori Newdeal Growth Alpha Private Equity Fund 1	10,692	—	(167)	10,692	—	—	—	—	10,525
Woori-Q Corporate Restructuring Private Equity Fund	27,063	27,536	1,160	—	—	—	—	—	28,696
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	—	—	—	—	—	—	1,994
Australia Green Energy 1st PEF	4,913	4,858	(24)	—	—	—	—	—	4,834
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,700	1,074	95	1,000	—	(443)	—	—	1,726
Woori Together TDF 2030	2,000	2,033	138	—	—	—	—	—	2,171
Woori Together TDF 2025	2,000	1,990	120	—	—	—	—	—	2,110
Woori Star50 feeder fund(H)	200	126	7	—	—	—	—	—	133
Portone-Cape Fund No.1	340	464	(181)	—	—	—	—	—	283
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
KIWOOM WOORI Financial 1st Fund	545	953	(8)	—	—	(455)	—	—	490
DeepDive WOORI 2021-1 Financial Investment Fund	327	878	225	—	—	(574)	(74)	—	455
PCC-Woori LP Secondary Fund	10,435	12,984	59	—	—	(4)	—	—	13,039
DS Power Semicon Private Equity Fund	3,000	2,976	211	—	—	—	(218)	—	2,969
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(244)	—	—	—	—	—	19,756
Darwin Green Packaging Private Equity Fund	4,000	3,945	123	—	—	—	(80)	—	3,988

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	28	—	—	—	(77)	(135)	2,671
Woori Seoul Beltway Private Special Asset Fund No.1	10,925	9,874	208	1,158	—	—	(203)	—	11,037
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	112,025	4,511	—	—	—	(3,779)	—	112,757
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	261	—	—	—	(359)	—	10,084
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	56	30,000	—	—	—	—	30,056
Woori Smart General Private Equity Investment Trust 1(Bond)	40,000	—	86	40,000	—	—	—	—	40,086
Woori FirstValue Private Real Estate Fund No.2	9,000	558	(1)	—	—	—	—	—	557
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	102	2	—	—	(48)	(2)	—	54
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,861	(26)	—	—	—	—	—	7,835
HMS-Oriens 1st Fund	12,000	13,252	386	—	—	—	—	—	13,638
Woori G Senior Loan Private Placement Investment Trust No.1	77,505	81,861	1,829	—	—	(2,218)	(1,829)	—	79,643
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(91)	—	—	—	—	—	11,125
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(132)	—	—	—	—	—	17,118
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	409	—	—	—	(530)	—	18,592
Orchestra Private Equity Fund IV	9,878	9,698	(73)	—	—	—	—	—	9,625
Synaptic Green No.1 PEF	8,000	7,793	(109)	—	—	—	—	—	7,684
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(1,380)	—	—	—	—	—	41,894
IGEN2022No. 1 Private Equity Fund	7,822	8,010	398	—	—	—	(363)	—	8,045
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	446	50,000	—	—	—	—	50,446
KTB-KORUS FUND	3,626	—	—	—	3,626	—	—	—	3,626
KTB China Platform Fund	17,023	—	—	—	17,023	—	—	—	17,023
KTBN Venture Fund No.7	16,972	—	(44)	—	16,972	—	(703)	—	16,225
KTBN Venture Fund No.8	3,325	—	35	—	3,325	—	—	—	3,360
KTBN Digital Contents Korea Fund No.9	5,329	—	32	—	5,329	—	—	—	5,361
KTBN Media Contents Fund	330	—	12	—	330	—	—	—	342
KTB China Synergy Fund	21,629	—	77	—	21,629	—	—	—	21,706
NAVER-KTB Audio Contents Fund	284	—	(2)	—	284	—	—	—	282
KTBN Venture Fund No.13	13,279	—	45	—	13,279	—	—	—	13,324
KTBN Future Contents Fund	3,892	—	1	—	3,892	—	—	—	3,893
KTBN Venture Fund No.16	17,546	—	800	—	17,546	—	—	—	18,346
KTBN Venture Fund No.18	23,458	—	(101)	2,850	23,458	—	—	—	26,207
KB-KTB Technology Venture Fund	5,755	—	(48)	—	5,755	—	—	—	5,707
DAOL 2022 Scaleup Venture Fund	355	—	(175)	6,861	355	—	—	—	7,041
DAOL 2022 Start-up Venture Fund	2,564	—	(42)	—	2,564	—	—	—	2,522
KTB-NHN China Private Equity Fund	1,272	—	(37)	—	1,272	—	—	44	1,279

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
KTBN GI Private Equity Fund	189	—	155	—	189	—	—	46	390
Chirochem	102	—	—	—	102	—	—	—	102
Woori Zip 1	9,021	8,690	(83)	—	—	(234)	—	(425)	7,948
Woori Zip 2	12,518	12,180	(64)	—	—	(410)	—	(593)	11,113
Godo Kaisha Oceanos 1	10,800	8,788	21	—	—	—	(330)	(91)	8,388

	1,389,962	1,305,636	70,812	144,822	136,930	(15,159)	(21,843)	472	1,621,670

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 6 million Won for Orient Shipyard Co.,Ltd., 34 million Won in KG FASHION CO., LTD. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 6 million Won for Orient Shipyard Co.,Ltd., 34 million Won in KG FASHION CO., LTD.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,181	2,529	7,865	245	—	245
Korea Credit Bureau Co., Ltd.	140,253	64,380	85,000	14,148	—	14,148
Korea Finance Security Co., Ltd.	36,301	12,939	19,907	952	—	952
K BANK Co., Ltd.	24,624,702	22,682,508	449,353	77,215	(1,959)	75,256
Partner One Value Up I Private Equity Fund	15,813	488	1,640	1,438	—	1,438
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	43,027	328	6,885	6,270	—	6,270
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,737	94	—	(191)	—	(191)
LOTTE CARD Co., Ltd.(*)	23,353,857	20,090,529	705,059	24,194	7,091	31,285
Union Technology Finance Investment Association	40,274	7	9	(7)	—	(7)
Dicustody Co., Ltd.	92	—	—	—	—	—
Orient Shipyard Co., Ltd.	7,064	23,626	—	(37)	—	(37)
Joongang Network Solution Co., Ltd.	1,370	2,648	1,463	48	—	48
Win Mortgage Co., LTd.	3,840	1,735	3,674	119	—	119
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,698	1	72	71	—	71
BTS 2nd Private Equity Fund	39,299	494	—	(662)	—	(662)
STASSETS FUND III	34,728	185	9	(455)	—	(455)
SF CREDIT PARTNERS, LLC	150,296	10,010	19,897	8,423	6,931	15,354
ARAM CMC Co., Ltd.	541	453	717	(31)	—	(31)
Japanese Hotel Real Estate Private Equity Fund No.2	12,783	12	55	411	(718)	(307)
Woori Seoul Beltway Private Special Asset Fund No.1	57,268	2	1,111	1,080	—	1,080
Woori Short-term Bond Securities Investment Trust(Bond) Class C-F	1,607,402	194,630	27,102	23,585	—	23,585
Woori Smart General Private Equity Investment Trust 1(Bond)	250,310	108,162	6,790	4,456	—	4,456
Woori General Private Securities Investment Trust(Bond) No.3	300,902	197,381	6,618	2,584	—	2,584
Woori Asset Global Partnership Fund No.5	65,979	810	1,722	913	—	913
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,327	150	—	97	—	97
DeepDive WOORI 2021-1 Financial Investment Fund	1,296	5	2,718	(3,988)	—	(3,988)
Darwin Green Packaging Private Equity Fund	19,229	—	—	(161)	—	(161)
Koreawide partners 2nd Private Equity Fund	75,026	2,894	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,051	62,357	28	28	—	28
Woori Together TDF 2025	13,190	1,309	552	546	—	546
Woori Together TDF 2030	13,121	13	731	723	—	723
Australia Green Energy 1st PEF	120,886	23	279	(568)	—	(568)
Aarden Woori Apparel 1st Private Equity Fund	20,251	95	—	(7,973)	—	(7,973)
Woori Dyno 1st Private Equity Fund	12,058	42	115	29	—	29
KTB-KORUS FUND	8,957	1	—	—	—	—
KTBN Venture Fund No.8	8,266	—	16	(668)	—	(668)
KTBN Digital Contents Korea Fund No.9	20,202	1,630	275	(86)	—	(86)
KTBN Media Contents Fund	1,896	—	9	9	—	9
KTB China Synergy Fund	115,328	9,474	1,007	(7,751)	—	(7,751)
NAVER-KTB Audio Contents Fund	29,413	649	2	(4)	—	(4)
KTBN Venture Fund No.13	62,729	330	230	(625)	—	(625)
KTBN Future Contents Fund	34,223	231	13	(218)	—	(218)
KTBN Venture Fund No.16	136,907	813	7,116	(3,931)	—	(3,931)
KTBN Venture Fund No.18	265,239	1,269	1,127	(1,940)	—	(1,940)
KB-KTB Technology Venture Fund	41,861	371	64	(310)	—	(310)
WOORI 2022 Scaleup Venture Fund	67,427	811	429	(1,184)	—	(1,184)
WOORI 2022 Start-up Venture Fund	25,355	160	27	(286)	—	(286)
KTBN GI Private Equity Fund	30	4	3,369	2,746	(712)	2,034
Chirochem	556	190	226	8	—	8
Daishin Balance No.18 Special Purpose Acquisition Company	2,391	759	—	(23)	—	(23)
Godo Kaisha Oceanos 1	60,975	45,083	1,298	32	—	32
Woori Zip 1	41,655	30,032	1,003	(62)	—	(62)
Woori Zip 2	58,675	42,664	1,508	(9)	—	(9)
KG Fashion Co., Ltd.	2,250	2,810	312	(108)	—	(108)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	510	465	42	(28)	—	(28)
JC Assurance No.2 Private Equity Fund	121,557	986	—	(621)	—	(621)
HMS-Oriens 1st Fund	63,365	6	—	1,861	—	1,861
Woori Senior Loan Private Placement Investment Trust No.1	142,803	8	6,641	6,253	—	6,253
Genesis Eco No.1 Private Equity Fund	38,662	313	—	(321)	—	(321)
Paratus Woori Material Component Equipment joint venture company	58,288	1,944	—	(445)	—	(445)
Midas No. 8 Private Equity Joint Venture Company	64,619	244	1,893	1,414	—	1,414
Orchestra Private Equity Fund IV	34,363	—	700	444	—	444
Synaptic Green No.1 PEF	35,975	6	1	351	—	351

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	June 30, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
IGEN2022No. 1 Private Equity Fund	32,462	7	1,055	931	—	931
PCC-Woori LP Secondary Fund	27,061	343	41	(310)	—	(310)
Synaptic Future Growth Private Equity Fund	36,863	294	24,397	23,826	—	23,826
Woori-Q Corporate Restructuring Private Equity Fund	85,544	981	78	(517)	—	(517)
Woori-Shinyoung Growth-Cap Private Equity Fund I	86,485	140	2,678	(8,836)	—	(8,836)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	113,898	3,096	40,663	38,993	—	38,993
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	42,546	51	2,572	2,572	—	2,572
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	126,616	20,923	3,215	2,783	—	2,783
Woori General Private Securities Investment Trust No. 5 (Bond)	366,637	151,483	6,917	5,154	—	5,154
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	151,076	38,749	2,758	2,327	—	2,327
Woori General Private Securities Investment Trust No. 6 (Bond)	319,729	176,765	4,457	2,964	—	2,964
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	5,800,137	48	127,888	127,282	—	127,282
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	137,165	—	2,783	2,780	—	2,780
Woorinara Short-Term Bond Securities Investment Trust (Bond)	288,031	2	1,528	1,467	—	1,467
Woori General Private Securities Investment Trust No. 7 (Bond)	140,485	11	485	473	—	473

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
LOTTE CARD Co., Ltd. (*)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
Joongang Network Solution Co., Ltd.	1,505	3,156	5,758	5	—	5
Win Mortgage Co., LTd.	3,518	1,197	9,309	378	—	378
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
STASSETS FUND III	30,014	312	95	(1,145)	—	(1,145)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company	2,248	3,736	802	(694)	—	(694)
ARAM CMC Co., Ltd.	669	485	1,005	(254)	—	(254)
Japanese Hotel Real Estate Private Equity Fund No.2	13,541	12	54	46	(602)	(556)
Woori Seoul Beltway Private Special Asset Fund No.1	50,362	2	1,858	1,805	—	1,805
Woori General Private Securities Investment Trust(Bond) No.1	414,760	208,014	12,617	6,746	—	6,746
Woori Short-term Bond Securities Investment Trust(Bond) Class C-F	828,793	126,879	34,607	31,283	—	31,283
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,413	6	4,774	4,542	—	4,542
Woori General Private Securities Investment Trust(Bond) No.2	224,205	111,165	5,767	3,040	—	3,040

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Woori Smart General Private Equity Investment Trust 1(Bond)	289,553	145,580	7,373	3,973	—	3,973
Woori General Private Securities Investment Trust(Bond) No.3	532,139	347,809	9,304	4,342	—	4,342
Woori Asset Global Partnership Fund No.5	38,537	281	—	(744)	—	(744)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	2,324	100	—	(103)	—	(103)
DeepDive WOORI 2021-1 Financial Investment Fund	10,400	19	9,607	9,467	—	9,467
Darwin Green Packaging Private Equity Fund	19,390	—	759	451	—	451
Koreawide partners 2nd Private Equity Fund	75,064	2,931	—	(2,831)	—	(2,831)
Woori FirstValue Private Real Estate Fund No.2	67,024	62,357	32	18	—	18
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,909	92	6,053	4,892	—	4,892
Woori Together TDF 2030	11,944	61	2,528	1,017	—	1,017
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,831	1	2,446	2,444	—	2,444
Australia Green Energy 1st PEF	121,454	24	508	(1,189)	—	(1,189)
Aarden Woori Apparel 1st Private Equity Fund	28,219	90	1	(332)	—	(332)
Woori Dyno 1st Private Equity Fund	12,068	43	2,053	1,886	—	1,886
KTB-KORUS FUND	8,957	1	127	(712)	—	(712)
KTB China Platform Fund	85,909	13	2,411	(5,160)	—	(5,160)
KTBN Venture Fund No.7	79,871	—	6,420	508	—	508
KTBN Venture Fund No.8	11,758	207	2,359	(4,559)	—	(4,559)
KTBN Digital Contents Korea Fund No.9	20,257	1,599	3,030	(1,142)	—	(1,142)
KTBN Media Contents Fund	1,887	—	199	(35)	—	(35)
KTB China Synergy Fund	145,464	9,977	23,055	(8,686)	—	(8,686)
NAVER-KTB Audio Contents Fund	29,419	652	1,017	237	—	237
KTBN Venture Fund No.13	72,943	737	21,662	18,507	—	18,507
KTBN Future Contents Fund	34,696	486	7,394	4,776	—	4,776
KTBN Venture Fund No.16	182,850	1,875	40,201	11,133	—	11,133
KTBN Venture Fund No.18	268,437	2,526	31,543	8,036	—	8,036
KB-KTB Technology Venture Fund	42,046	246	2,055	(1,076)	—	(1,076)
WOORI 2022 Scaleup Venture Fund	68,626	826	504	(2,758)	—	(2,758)
WOORI 2022 Start-up Venture Fund	8,237	156	42	(576)	—	(576)
KTB-NHN China Private Equity Fund	16	7	946	(315)	(319)	(634)
KTBN GI Private Equity Fund	12,391	45	—	7,146	712	7,858
Chirochem	732	375	4,215	148	—	148
Godo Kaisha Oceanos 1	62,021	45,334	2,765	192	—	192
Woori Zip 1	44,448	31,702	2,066	(198)	—	(198)
Woori Zip 2	62,642	45,012	3,023	(167)	—	(167)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
JC Assurance No.2 Private Equity Fund	121,596	8	—	(628)	—	(628)
Dream Company Growth no.1 PEF	28,366	255	1,490	1,300	—	1,300
HMS-Oriens 1st Fund	61,498	1	3,957	3,408	—	3,408
Woori G Senior Loan Private Placement Investment Trust No.1	349,154	22	17,759	16,726	—	16,726
Genesis Eco No.1 Private Equity Fund	38,064	314	—	(947)	—	(947)
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Midas No. 8 Private Equity Joint Venture Company	65,063	242	1,956	1,002	—	1,002
Orchestra Private Equity Fund IV	34,041	122	1,680	1,172	—	1,172
Synaptic Green No.1 PEF	36,325	175	4	(867)	—	(867)
IGEN2022No. 1 Private Equity Fund	32,255	124	1,847	1,350	—	1,350
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Synaptic Future Growth Private Equity Fund 1	30,049	301	2	(951)	—	(951)
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,630	5	1,383	1,383	—	1,383
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	133,729	32,028	3,006	2,831	—	2,831
Woori Short Term Government and Special Bank Bond Active ETF	62,185	3,212	1,222	978	—	978

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
Market & Farm Co., Ltd.	14,694	23.7
SAMJI TEXTILE CO., LTD.	61,559	29.4
TH International Co., Ltd.	31,618	21.3

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(5)

As of June 30, 2024 and December 31, 2023, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,653	4.9	179	—	—	—	179
Korea Credit Bureau Co., Ltd.	75,873	9.9	7,521	247	—	—	7,768
Korea Finance Security Co., Ltd.	23,362	15.0	3,505	—	—	—	3,505
K BANK Co., Ltd. (*)	1,940,343	12.6	244,012	21,894	—	—	265,906
Partner One Value Up I Private Equity Fund	15,325	23.3	3,564	—	—	—	3,564
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	42,699	20.0	8,541	—	—	—	8,541
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,643	25.0	3,911	—	—	571	4,482
LOTTE CARD Co., Ltd.(*)	2,840,220	20.0	568,042	—	—	—	568,042
Union Technology Finance Investment Association	40,267	29.7	11,960	—	—	—	11,960
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,561)	22.7	(3,764)	—	—	3,764	—
Joongang Network Solution Co., Ltd.	(1,277)	25.3	(324)	—	—	420	96
Win Mortgage Co., LTd.	2,105	4.5	96	—	—	—	96
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,697	100.0	10,695	—	—	—	10,695
BTS 2nd Private Equity Fund	38,804	20.0	7,760	—	—	—	7,760
STASSETS FUND III	34,543	28.3	9,776	—	—	—	9,776
SF CREDIT PARTNERS, LLC	140,285	10.0	14,028	—	—	529	14,557
ARAM CMC Co., Ltd.	88	20.1	18	—	—	(18)	—
Japanese Hotel Real Estate Private Equity Fund No.2	12,771	19.9	2,537	—	—	—	2,537
Woori Seoul Beltway Private Special Asset Fund No.1	57,265	25.0	14,316	—	—	—	14,316
Woori Short-term Bond Securities Investment Trust(Bond) Class C-F	1,412,772	7.2	101,707	—	—	—	101,707
Woori Smart General Private Equity Investment Trust 1(Bond)	142,147	28.6	40,613	—	—	—	40,613
Woori General Private Securities Investment Trust(Bond) No.3	103,521	29.3	30,321	—	—	—	30,321
Woori Asset Global Partnership Fund No.5	65,169	57.7	37,598	—	—	—	37,598
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	1,177	20.0	235	—	—	—	235
DeepDive WOORI 2021-1 Financial Investment Fund	1,291	11.9	154	—	—	—	154
Darwin Green Packaging Private Equity Fund	19,229	20.4	3,924	—	—	—	3,924
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,694	12.0	563	—	—	—	563
Woori Together TDF 2025	11,881	28.6	3,396	—	—	—	3,396
Woori Together TDF 2030	13,108	26.8	3,519	—	—	—	3,519

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	June 30, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Australia Green Energy 1st PEF	120,862	4.0	4,789	—	—	—	4,789
Aarden Woori Apparel 1st Private Equity Fund	20,156	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	12,016	19.6	2,356	—	—	—	2,356
KTB-KORUS FUND	8,957	37.5	3,359	—	—	—	3,359
KTBN Venture Fund No.8	8,266	21.7	1,797	—	—	—	1,797
KTBN Digital Contents Korea Fund No.9	18,571	30.0	5,571	—	—	—	5,571
KTBN Media Contents Fund	1,896	15.0	284	—	—	—	284
KTB China Synergy Fund	105,853	15.1	15,942	—	—	—	15,942
NAVER-KTB Audio Contents Fund	28,764	1.0	288	—	—	—	288
KTBN Venture Fund No.13	62,398	19.6	12,235	—	—	—	12,235
KTBN Future Contents Fund	33,992	13.3	4,532	—	—	—	4,532
KTBN Venture Fund No.16	136,093	10.3	13,958	—	—	—	13,958
KTBN Venture Fund No.18	263,970	10.1	26,773	—	—	—	26,773
KB-KTB Technology Venture Fund	41,490	18.2	7,544	—	—	—	7,544
WOORI 2022 Scaleup Venture Fund	66,616	20.0	13,341	—	—	—	13,341
WOORI 2022 Start-up Venture Fund	25,195	30.1	7,587	—	—	—	7,587
KTBN GI Private Equity Fund	27	5.0	1	—	—	—	1
Chirochem	365	28.6	104	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	1,632	42.6	695	—	—	—	695
Godo Kaisha Oceanos 1	15,893	47.8	7,598	—	—	—	7,598
Woori Zip 1	11,622	62.3	6,914	—	—	—	6,914
Woori Zip 2	16,011	62.7	9,668	—	—	—	9,668
KG Fashion Co., Ltd.	(560)	20.8	(116)	—	—	116	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	44	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	120,571	23.4	—	—	—	—	—
HMS-Oriens 1st Fund	63,358	22.8	14,454	—	—	—	14,454
Woori Senior Loan Private Placement Investment Trust No.1	142,795	21.6	30,914	—	—	—	30,914
Genesis Eco No.1 Private Equity Fund	38,348	29.0	11,115	—	—	—	11,115
Paratus Woori Material Component Equipment joint venture company	56,343	29.9	16,846	—	—	—	16,846
Midas No. 8 Private Equity Joint Venture Company	64,375	28.5	18,338	—	—	—	18,338
Orchestra Private Equity Fund IV	34,363	28.2	9,680	—	—	—	9,680
Synaptic Green No.1 PEF	35,969	21.1	7,573	—	—	—	7,573
IGEN2022No. 1 Private Equity Fund	32,455	24.8	8,063	—	—	—	8,063
PCC-Woori LP Secondary Fund	26,719	38.8	10,380	—	—	—	10,380
Synaptic Future Growth Private Equity Fund	36,569	23.8	8,689	—	—	—	8,689
Woori-Q Corporate Restructuring Private Equity Fund	84,563	34.2	28,961	—	—	—	28,961

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	June 30, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori-Shinyoung Growth-Cap Private Equity Fund I	86,345	35.0	30,194	—	—	—	30,194
NH Woori Newdeal Growth Alpha Private Equity Fund 1	110,802	33.0	37,244	—	—	—	37,244
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	42,495	8.4	3,596	—	—	—	3,596
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	105,693	29.0	30,620	—	—	—	30,620
Woori General Private Securities Investment Trust No. 5 (Bond)	215,154	28.6	61,473	—	—	—	61,473
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	112,327	9.1	10,212	—	—	—	10,212
Woori General Private Securities Investment Trust No. 6 (Bond)	142,964	28.6	40,847	—	—	—	40,847
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	5,800,089	1.8	105,023	—	—	—	105,023
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	137,165	2.1	2,908	—	—	—	2,908
Woorinara Short-Term Bond Securities Investment Trust (Bond)	288,354	17.5	50,541	—	—	—	50,541
Woori General Private Securities Investment Trust No. 7 (Bond)	140,473	28.6	40,135	—	—	—	40,135

(*)	Total net asset and ownership portion of net assets amount is after the non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co., Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co., LTd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co., Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(Bond)	143,973	28.6	41,135	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2021-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30.0	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15.0	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1.0	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	67,800	20.0	13,578	—	—	—	13,578
WOORI 2022 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5.0	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030
Woori G Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Acquisition cost	538,662	510,990
Accumulated depreciation	(43,544)	(38,136)
Accumulated impairment losses	(86)	(86)

Net carrying value	495,032	472,768

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	472,768	387,707
Acquisition	—	99,234
Depreciation	(5,332)	(2,580)
Transfer	33,514	(1,730)
Foreign currencies translation adjustments	(5,918)	(8,298)

Ending balance	495,032	474,333

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,679,798	692,052	270,716	62,454	54,092	—	2,759,112
Right-of-use asset	—	522,886	24,957	—	—	—	547,843

Carrying value	1,679,798	1,214,938	295,673	62,454	54,092	—	3,306,955

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Right-of-use asset	—	362,702	20,980	—	—	—	383,682

Carrying value	1,709,712	1,082,440	286,044	61,369	37,194	—	3,176,759

(2)	Details of premises and equipment (owned) as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,680,458	1,085,597	1,265,362	492,806	54,092	20	4,578,335
Accumulated depreciation	—	(393,545)	(994,646)	(430,352)	—	(20)	(1,818,563)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,679,798	692,052	270,716	62,454	54,092	—	2,759,112

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,710,372	1,098,682	1,229,740	486,763	37,194	20	4,562,771
Accumulated depreciation	—	(378,944)	(964,676)	(425,394)	—	(20)	(1,769,034)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	—	10,366	52,567	10,091	19,032	—	92,056
Disposals	(344)	—	(1,566)	(849)	—	—	(2,759)
Depreciation	—	(16,406)	(49,371)	(10,766)	—	—	(76,543)
Classified as held-for-sale	(9,530)	(9,200)	—	—	—	—	(18,730)
Transfer	(20,397)	(13,117)	2,082	384	(2,466)	—	(33,514)
Foreign currencies translation adjustments	357	121	1,794	1,686	332	—	4,290
Others	—	550	146	539	—	—	1,235

Ending balance	1,679,798	692,052	270,716	62,454	54,092	—	2,759,112

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	For the six-month period ended June 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	124	4,468	36,436	10,469	2,291	—	53,788
Disposals	(14)	(11)	(12,476)	(401)	(200)	—	(13,102)
Depreciation	—	(16,318)	(49,817)	(10,363)	—	—	(76,498)
Classified as held-for-sale	(1,356)	(2,886)	—	—	—	—	(4,242)
Transfer	5,147	(3,417)	—	—	—	—	1,730
Foreign currencies translation adjustments	1,575	768	1,417	685	58	—	4,503
Changes due to business combinations	9,530	9,530	318	—	—	—	19,378
Others	3	(80)	6	(88)	(111)	—	(270)

Ending balance	1,710,366	722,730	237,162	58,654	34,222	—	2,763,134

(4)	Details of right-of-use assets as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Building	Properties for business use	Total
Acquisition cost	954,689	42,834	997,523
Accumulated depreciation	(431,803)	(17,877)	(449,680)

Net carrying value	522,886	24,957	547,843

	December 31, 2023
	Building	Properties for business use	Total
Acquisition cost	735,396	40,389	775,785
Accumulated depreciation	(372,694)	(19,409)	(392,103)

Net carrying value	362,702	20,980	383,682

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Building	Properties for business use	Total
Beginning balance	362,702	20,980	383,682
New contracts	263,121	10,632	273,753
Changes in contract	18,741	2	18,743
Termination	(8,269)	(1,434)	(9,703)
Depreciation	(115,073)	(6,711)	(121,784)
Changes due to business combinations	—	—	—
Others	1,664	1,488	3,152

Ending balance	522,886	24,957	547,843

	For the six-month period ended June 30, 2023
	Building	Properties for business use	Total
Beginning balance	349,494	15,589	365,083
New contracts	104,162	8,063	112,225
Changes in contract	6,162	68	6,230
Termination	(15,529)	(639)	(16,168)
Depreciation	(99,044)	(5,935)	(104,979)
Changes due to business combinations	674	272	946
Others	6,277	467	6,744

Ending balance	352,196	17,885	370,081

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	451,766	2,342	907,081	1,420,946	55,008	19,497	2,856,640
Accumulated amortization	—	(1,880)	(650,427)	(1,142,403)	—	—	(1,794,710)
Accumulated impairment losses	—	—	—	(33,552)	(3,087)	—	(36,639)

Net carrying value	451,766	462	256,654	244,991	51,921	19,497	1,025,291

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	445,093	2,292	859,678	1,388,397	50,857	8,142	2,754,459
Accumulated amortization	—	(1,783)	(617,587)	(1,101,688)	—	—	(1,721,058)
Accumulated impairment losses	—	—	—	(33,553)	(3,006)	—	(36,559)

Net carrying value	445,093	509	242,091	253,156	47,851	8,142	996,842

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	16	51,025	34,113	6,598	15,956	107,708
Disposal	—	—	(113)	(1,681)	(2,464)	—	(4,258)
Amortization(*)	—	(97)	(36,347)	(44,635)	—	—	(81,079)
Impairment losses	—	—	—	—	(209)	—	(209)
Transfer	—	34	—	2,129	—	(2,163)	—
Foreign currencies translation adjustments	6,673	—	(2)	1,732	162	385	8,950
Others	—	—	—	177	(17)	(2,823)	(2,663)

Ending balance	451,766	462	256,654	244,991	51,921	19,497	1,025,291

(*)	Amortization of other intangible assets amounting to 13,080 million Won is included in other operating expenses.

	For the six-month period ended June 30, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	33	47,825	92,814	279	4,397	145,348
Disposal	—	—	—	—	(177)	—	(177)
Amortization(*)	—	(105)	(43,175)	(41,828)	—	—	(85,108)
Reversal of impairment losses	—	—	—	—	157	—	157
Transfer	—	—	—	289	—	(289)	—
Changes due to business combinations	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	14,517	—	—	2,660	22	147	17,346
Others	—	—	—	709	(25)	(862)	(178)

Ending balance	453,571	571	217,277	265,899	45,738	6,420	989,476

(*)	Amortization of other intangible assets amounting to 10,093 million Won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets(*)	June 30,2024	December 31, 2023
Premises and equipment	11,573	11,573
Others	23,760	8,772

Total	35,333	20,345

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from June 30, 2024, and December 31, 2023.

The Group measured assets held for sale at the lower of fair value less costs to sell and carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current period and classifies the premises as non-current assets held for sale. On the other hand, other assets that are expected to be sold as of the end of the current period are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

17.	OTHER ASSETS

Details	of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Lease assets	3,752,538	3,306,464
Prepaid expenses	373,627	345,202
Advance payments	57,973	95,025
Assets for non-business use	42,122	34,625
Others	37,694	60,471

Total	4,263,954	3,841,787

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Financial instruments at fair value through profit or loss	7,185,806	6,138,313
Financial liabilities designated to be measured at FVTPL	329,983	—

Total	7,515,789	6,138,313

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Deposits due to customers
Gold banking liabilities	49,773	39,524
Borrowings
Securities sold	145,902	155,765
Derivative liabilities	6,990,131	5,943,024

Total	7,185,806	6,138,313

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Deposits due to customers
Time deposits	329,983	—

These contracts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with K-IFRS 1109 Financial Instrument

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024	For the six-month period ended June 30, 2023
Financial liabilities designated to be measured at FVTPL as of June 30, 2024	329,983	—
Changes in fair value due to change in credit risk	1,137	—
Accumulated change in fair value due to change in credit risk	1,137	—

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of Deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)	The difference between carrying amount and nominal amount at maturity of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Carrying amount	329,983	—
Nominal amount at maturity	330,000	—
Difference	(17)	—

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Deposits in local currency:
Deposits on demand	8,831,752	8,803,962
Deposits at termination	287,565,223	282,846,971
Mutual installment	21,004	21,602
Deposits on notes payables	4,258,668	4,119,801
Deposits on Cash Management Account	110,433	95,237
Certificate of deposits	12,468,733	14,767,307
Other deposits	1,072,860	1,117,673

Sub-total	314,328,673	311,772,553

Deposits in foreign currencies:
Deposits in foreign currencies	45,101,511	46,196,650
Present value discount	(127,635)	(184,906)

Total	359,302,549	357,784,297

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	2.0	2,381,377
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,176,393
Others	The Korea Development Bank and others	0.0 ~ 5.9	9,618,715

Sub-total			14,176,485

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	0.0 ~ 10.6	13,726,098
Bills sold	Others	0.0 ~ 2.7	3,797
Call money	Bank and others	1.9 ~ 6.6	1,436,641
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 10.4	985,707
Present value discount			(13,727)

Total			30,315,001

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,206,471

Sub-total			14,768,494

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	14,006,644
Bills sold	Others	0.0 ~ 2.7	6,325
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	1,119,991
Present value discount			(30,631)

Total			30,986,746

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	36,132,241	0.8 ~ 7.5	34,393,418
Subordinated bonds	1.9 ~ 5.1	4,394,860	1.9 ~ 5.1	5,241,848
Other bonds	3.7 ~ 17.0	1,716,581	1.6 ~ 17.0	1,667,895

Sub-total		42,243,682		41,303,161

Discounts on bonds		(141,250)		(63,916)

Total		42,102,432		41,239,245

(*)

Included debentures under fair value hedge amounting to 3,834,069 million Won and 3,943,224 million Won as of June 30, 2024 and December 31, 2023 respectively. Also, debentures under cash flow hedge amounting to 941,712 million Won and 932,392 million Won are included as of June 30, 2024 and December 31, 2023 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Asset retirement obligation	96,393	95,179
Provisions for guarantees(*1)	77,199	80,703
Provisions for unused loan commitments	135,144	135,335
Other provisions(*2)	325,842	494,814

Total	634,578	806,031

(*1)	Provisions for guarantees includes provision for financial guarantee of 51,994 million Won and 50,125 million Won as of June 30, 2024 and December 31, 2023, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six-month period ended June 30, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	428	(428)	—	—
Transfer to expected credit loss for the entire period	(313)	313	—	—
Transfer to credit-impaired financial assets	(22)	—	22	—
Net provision(reversal)	(6,783)	209	1,110	(5,464)
Others(*)	1,956	3	1	1,960

Ending balance	65,944	2,897	8,358	77,199

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

	For the six-month period ended June 30, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	19,568	(19,568)	—	—
Transfer to expected credit loss for the entire period	(564)	564	—	—
Transfer to credit-impaired financial assets	(30)	(4)	34	—
Net provision(reversal)	(2,813)	162	1,117	(1,534)
Others(*)	3,520	(2)	—	3,518

Ending balance	64,177	5,479	8,836	78,492

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	9,023	(9,002)	(21)	—
Transfer to expected credit loss for the entire period	(3,135)	3,144	(9)	—
Transfer to credit-impaired financial assets	(290)	(377)	667	—
Net provision(reversal)	(9,288)	8,135	(10)	(1,163)
Others	631	133	208	972

Ending balance	105,716	28,361	1,067	135,144

	For the six-month period ended June 30, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	14,241	(14,197)	(44)	—
Transfer to expected credit loss for the entire period	(2,228)	2,229	(1)	—
Transfer to credit-impaired financial assets	(140)	(249)	389	—
Net provision(reversal)	17,027	4,153	(207)	20,973
Others	121	—	—	121

Ending balance	96,661	30,124	342	127,127

(3)	Changes in asset retirement obligation for the six-month periods ended June 30, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	95,179	82,717
Provisions provided	3,584	3,099
Provisions used	(3,303)	(1,187)
Reversal of provisions unused	(839)	(118)
Amortization	729	707
Increase in restoration costs and others	1,043	5,685

Ending balance	96,393	90,903

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of June 30, 2024, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(4)	Changes in other provisions for the six-month periods ended June 30, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	494,814	280,607
Provisions provided	14,178	59,272
Provisions used	(176,461)	(25,079)
Reversal of provisions unused	(11,054)	(2,596)
Foreign currencies translation adjustments	90	563
Others	4,275	22

Ending balance	325,842	312,789

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfil its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 237.8 billion Won. In addition, The Group recognized provision amounting to 3.1 billion Won for estimated compensation of expected customer loss related to equity-linked securities during the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the consolidated company is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of high quality bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Present value of defined benefit obligation	1,650,905	1,574,087
Fair value of plan assets	(1,758,129)	(1,807,408)

Net defined benefit liabilities(asset)(*)	(107,224)	(233,321)

(*)

Net defined benefit asset amount of 107,224 million Won as of June 30, 2024 is net amount of defined benefit liability of 4,375 million Won and defined benefit asset of 111,599 million Won. Also, net defined benefit assets of 232,321 million Won as of December 31, 2023 are the subtracted amount of the net defined benefit liability of 6,939 million Won from the net defined benefit assets of 240,260 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
		2024	2023
	Beginning balance	1,574,087	1,377,545
	Current service cost	71,314	65,858
	Interest cost	35,499	36,333
Remeasurements	Financial assumption	19,769	20,488
	Demographic assumptions	(42)	—
	Experience adjustments	39,141	47,060
	Retirement benefit paid	(84,447)	(81,596)
	Foreign currencies translation adjustments	68	15
	Others	(4,484)	(759)

	Ending balance	1,650,905	1,464,944

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	1,807,408	1,661,623
Interest income	42,464	45,762
Remeasurements	(8,875)	(16,325)
Employer’s contributions	251	122,126
Retirement benefit paid	(81,171)	(84,943)
Others	(1,948)	(441)

Ending balance	1,758,129	1,727,802

(4)	Fair value of plan assets as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Cash and due from banks, etc.	1,758,129	1,807,408

Meanwhile, among plan assets, realized returns on plan assets amount to 33,589 million Won and 29,437 million Won for the six-month periods ended June 30, 2024 and 2023, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows:(Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Current service cost	71,314	65,858
Net interest income	(6,964)	(9,429)

Cost recognized in net income	64,350	56,429
Remeasurements(*)	67,742	83,873

Cost recognized in total comprehensive income	132,092	140,302

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,644 million Won and 2,605 million Won for the six-month periods ended June 30, 2024 and 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	11,552,919	10,188,192
Accrued expenses	4,587,957	4,339,314
Borrowings from trust accounts	5,840,199	5,207,791
Agency business revenue	357,906	271,946
Foreign exchange payables	611,497	887,817
Domestic exchange settlement credits	5,089,114	1,386,697
Lease liabilities	496,063	334,456
Other miscellaneous financial liabilities	3,514,093	3,520,039
Present value discount	(16,741)	(21,247)

Sub-total	32,033,007	26,115,005

Other liabilities:
Unearned income	404,320	390,455
Other miscellaneous liabilities	371,152	413,442

Sub-total	775,472	803,897

Total	32,808,479	26,918,902

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		June 30, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	404,925	—	—	—	—	—	—
Forwards	3,910,000	—	—	107,286	—	—	129,840
Swaps	143,694,699	—	3,301	335,452	53	150,532	230,725
Purchase options	50,000	—	—	146	—	—	—
Written options	290,000	—	—	—	—	—	7,963
Currency:
Futures	292	—	—	—	—	—	—
Forwards	108,700,988	—	—	3,357,480	—	—	946,967
Swaps	84,174,821	81,805	—	3,450,572	—	—	5,294,708
Purchase options	381,792	—	—	3,295	—	—	—
Written options	530,557	—	—	—	—	—	3,600
Equity:
Futures	78,841	—	—	—	—	—	—
Forwards	489	—	—	316	—	—	—
Swaps	158,562	—	—	2,900	—	—	16,991
Purchase options	4,442,927	—	—	257,161	—	—	—
Written options	4,483,130	—	—	—	—	—	359,337

Total	351,302,023	81,805	3,301	7,514,608	53	150,532	6,990,131

		December 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	317,018	—	—	—	—	—	—
Forwards	3,960,000	—	—	83,198	—	—	169,527
Swaps	138,734,758	—	698	367,333	512	135,263	213,885
Purchase options	150,000	—	—	6,556	—	—	—
Written options	400,000	—	—	—	—	—	15,359
Currency:
Futures	1,728	—	—	—	—	—	—
Forwards	97,713,561	—	—	1,935,832	—	—	885,870
Swaps	79,160,356	26,010	—	2,669,550	17,232	—	3,643,463
Purchase options	139,309	—	—	1,500	—	—	—
Written options	122,696	—	—	—	—	—	585
Equity:
Futures	480,311	—	—	—	—	—	—
Forwards	137	—	—	36	—	—	—
Swaps	461,112	—	—	126,028	—	—	1,994
Purchase options	16,444,709	—	—	608,296	—	—	—
Written options	16,887,247	—	—	—	—	—	1,012,341

Total	354,972,942	26,010	698	5,798,329	17,744	135,263	5,943,024

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of June 30, 2024, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,531,468 million Won, and local currency debentures amounting to 302,601 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR and CD plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2)	Cash Flow Hedge

As of the June 30, 2024, the Group has applied cash flow hedge debentures on local currency amounting to 139,966 million Won, debentures on foreign currency amounting to 801,746 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. Woori Global Markets Asia Limited, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and and Woori Global Markets Asia Limited.

A portion of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and Woori Global Markets Asia Limited are hedged in USD denominated foreign currency bonds(Carrying amount as of June 30, 2024: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The loan has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing(offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR and Korean Won in millions):

	June 30, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	140,000	—	160,000	300,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	470,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	191,568,880	672,390,437	—	863,959,317

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency denominated debentures (USD)	400,000,000	463,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(4)	The average interest rate and average currency rate of the hedging instrument as of June 30, 2024 and December 31, 2023 are as follows:

June 30, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.39% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures(USD/KRW)	1,349.49

December 31, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR) + 1.47% paid
Interest rate swap (KRW)	Fixed 4.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,306.12

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	June 30, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,675,000,000			Derivative assets (designated for hedging)
Interest rate Swap(KRW)	300,000	3,301	150,532	Derivative liabilities (designated for hedging)	(42,098)
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	53	Derivative assets (designated for hedging)	338
Foreign currency translation risk and interest rate risk
Currency swap(USD)	470,000,000	42,498	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	49,780
Foreign currency translation risk
Currency swap(USD)	100,000,000	20,500	—	Derivative assets (designated for hedging)	9,191
Currency swap(EUR)	194,780,000	18,807	—	Derivative assets (designated for hedging)	10,086
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures (USD)	863,959,317	—	1,200,212	Foreign currency denominated debentures	(86,208)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,975,000,000			Derivative assets (designated for hedging)
Interest rate Swap(KRW)	260,000	698	135,263	Derivative liabilities (designated for hedging)	55,651
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	512	Derivative liabilities (designated for hedging)	(2,433)
Foreign currency translation risk and interest rate risk
Currency swap(USD)	270,000,000	7,356	17,232	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(913)
Foreign currency translation risk
Currency swap(USD)	100,000,000	10,956	—	Derivative assets (designated for hedging)	(5,644)
Currency swap(EUR)	194,780,000	7,698	—	Derivative assets (designated for hedging)	19,063
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures (USD)	863,959,317	—	1,113,989	Foreign currency denominated debentures	(19,088)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,834,069	—	169,507	Debentures	35,463	—
Cash flow hedge
Interest rate risk
Debentures	—	139,966	—	—	Debentures	(338)	(40)
Foreign currencies translation risk and interest rate risk
Debentures	—	373,744	—	—	Debentures	(49,780)	(3,352)
Foreign currencies translation risk
Debentures	—	428,002	—	—	Debentures	(19,277)	(12,408)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,200,212	—	—	Foreign operations net asset	86,208	(98,199)

(*1)	The accumulated profit on debentures on foreign currency amounted to 166,906 million Won, and the accumulated loss on debentures on local currency amounted to 2,601 million Won, as of June 30, 2024.
(*2)	After tax amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

	December 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,943,224	—	142,902	Debentures	(58,306)	—
Cash flow hedge
Interest rate risk
Debentures	—	179,945	—	—	Debentures	2,433	25
Foreign currencies translation risk and interest rate risk
Debentures	—	346,388	—	—	Debentures	22,914	(8,819)
Foreign currencies translation risk
Debentures	—	406,059	—	—	Debentures	(13,419)	(11,416)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,113,989	—	—	Foreign operations net asset	19,088	(34,750)

(*1)

The accumulated profit on debentures on foreign currency amounted to 141,818 million Won, and the accumulated loss on debentures on local currency amounted to 1,084 million Won, as of December 31, 2023.

(*2)	After tax amount.

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(6,635)	Other net operating income

		For the six-month period ended June 30, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(4,611)	Other net operating expense

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	338	—	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	49,780	—	2,593	Other net operating expense	(46,906)	Other net operating expense
	Foreign currencies translation risk	19,277	—	1,376	Other net operating expense	(21,760)	Other net operating expense

		For the six-month period ended June 30, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,071)	—	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	27,858	—	(4,582)	Other net operating expense	(30,726)	Other net operating expense
	Foreign currencies translation risk	20,484	—	(416)	Other net operating expense	(22,867)	Other net operating expense

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows. (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2024
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(86,208)	22,759	(63,449)

For the six-month period ended June 30, 2024
		Hedge ineffectiveness recognized in profit or loss	Account recognized for Hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

		For the six-month period ended June 30, 2023
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(39,305)	10,377	(28,928)

For the six-month period ended June 30, 2023
		Hedge ineffectiveness recognized in profit or loss	Account recognized for Hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

25. DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	7,848	17,964
Amounts recognized in losses	(6,860)	(4,956)

Ending balance	988	13,008

In case some variables to measure fair values of financial instruments are not observable in the market, valuation methods are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss for the six-month periods ended June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

26.	EQUITY

(1)	Details of equity as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	4,409,042	3,611,129
Capital surplus
Capital in excess of par value	854,499	854,499
Others	83,327	81,064

Sub-total	937,826	935,563

Capital adjustments
Treasury stocks	(35,517)	(39,348)
Other adjustments(*1)	(1,646,839)	(1,648,535)

Sub-total	(1,682,356)	(1,687,883)

Accumulated other comprehensive income
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	837	—
Financial assets at FVTOCI	40,079	79,694
Changes in capital due to equity method	(3,046)	3,471
Gain (loss) on foreign currency translation of foreign operations	232,010	15,579
Gain (loss) on hedges of net investment in foreign operations	(98,199)	(34,750)
Remeasurements of defined benefit plan	(73,746)	(24,262)
Loss on valuation of cash flow hedge	(14,576)	(20,806)

Sub-total	83,359	18,926

Retained earnings(*2)(*3)	25,916,022	24,986,470
Non-controlling interest(*4)	1,681,045	1,730,609

Total	35,147,614	33,397,490

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,392,542 million Won and 2,839,475 million Won as of June 30, 2024 and December 31, 2023, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 442,650 million Won and 300,190 million Won as of June 30, 2024 and December 31, 2023 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,546,447 million Won and 1,546,447 million Won as of June 30, 2024 and December 31, 2023, respectively, are recognized as non-controlling interests. 38,294 million Won and 55,320 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the six-month periods ended June 30, 2024 and 2023.

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2024	December 31, 2023
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	751,949,461 Shares
Capital stock(*)	3,802,676 million Won	3,802,676 million Won

(*)	The capital stock is not equal to the total face value of issued shares due to the retirement of earnings.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2024	December 31, 2023
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	—
Securities in local currency	2024-06-19	—	4.27	400,000	—
Issuance cost				(10,958)	(8,871)

Total				4,409,042	3,611,129

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending Balance
Net gain(loss) on valuation of financial assets at FVTOCI	79,694	(75,615)	12,594	23,406	40,079
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,137	—	(300)	837
Changes in capital due to equity method	3,471	(8,873)	—	2,356	(3,046)
Gain(loss) on foreign currency translation of foreign operations	15,579	224,035	—	(7,604)	232,010
Gain(loss) on hedges of net investment in foreign operations	(34,750)	(86,208)	—	22,759	(98,199)
Remeasurement gain(loss) related to defined benefit plan	(24,262)	(67,743)	—	18,259	(73,746)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(20,806)	7,079	(461)	(388)	(14,576)

Total	18,926	(6,188)	12,133	58,488	83,359

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation, and the reclassification adjustments to retained earnings, amounting to 436 million Won are due to disposal of equity securities at FVTOCI, are included.

	For the six-month period ended June 30, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(645,731)	434,400	398	(113,419)	(324,352)
Changes in capital due to equity method	475	(2,427)	—	4,748	2,796
Gain(loss) on foreign currency translation of foreign operations	(24,202)	152,117	—	(5,382)	122,533
Gain(loss) on hedges of net investment in foreign operations	(20,701)	(39,306)	—	10,377	(49,630)
Remeasurement gain(loss) related to defined benefit plan	55,235	(83,917)	—	22,203	(6,479)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(4,282)	(10,743)	(476)	346	(15,155)

Total	(639,206)	450,124	(78)	(81,127)	(270,287)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments to retained earnings, amounting to 149 million Won, (50) million Won are due to disposal of equity securities at FVTOCI and assets held for sale, are included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial Holding Company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Beginning balance	2,392,542	2,839,475
Planned provision(reversal) of regulatory reserve for credit loss	150,244	(446,933)

Ending balance	2,542,786	2,392,542

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	961,509	1,800,420	667,190	1,613,812
Provision(reversal) of regulatory reserve for credit loss	94,286	150,244	(212,909)	(268,122)
Adjusted net income after the provision of regulatory reserve	867,223	1,650,176	880,099	1,881,934
Dividends to hybrid securities	(39,748)	(75,007)	(32,738)	(63,152)
Adjusted net income after regulatory reserve and dividends to hybrid securities	827,475	1,575,169	847,361	1,818,782
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,119	2,120	1,165	2,500

(6)	Details of changes in treasury stock are as follows (Unit: Korean Won in millions, number of shares):

	For the six-month period ended June 30, 2024
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	3,427,497	9,359,792	(9,705,025)	3,082,264
Book value	39,348	136,711	(140,542)	35,517

	For the six-month period ended June 30, 2023
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	343,991	1,981,565	—	2,325,556
Book value	3,819	23,637	—	27,456

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2023 were 640 Won and 481,213 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 22, 2024 and fixed record date as February 29, 2024. Dividends were paid in April 2024.

(2)

At the Board of Directors meeting held on April 26, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of March 31, 2024. The dividends were paid in May 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

28.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	57,213	114,866	47,642	91,617
Financial assets at FVTOCI	322,136	626,636	228,548	436,796
Financial assets at amortized cost
Securities at amortized cost	169,068	343,472	200,056	405,262
Loans and other financial assets at amortized cost
Interest on due from banks	139,911	306,611	134,011	265,158
Interest on loans	4,704,327	9,446,138	4,418,333	8,741,473
Interest of other receivables	25,720	50,153	20,149	37,571

Subtotal	4,869,958	9,802,902	4,572,493	9,044,202

Total	5,418,375	10,887,876	5,048,739	9,977,877

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Interest on deposits due to customers	2,348,884	4,720,103	2,086,270	4,084,520
Interest on borrowings	339,039	705,604	318,066	605,529
Interest on debentures	428,125	856,906	367,334	701,589
Other interest expense	99,663	201,487	80,258	168,239
Interest on lease liabilities	5,768	8,677	2,639	5,007

Total	3,221,479	6,492,777	2,854,567	5,564,884

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	35,515	84,374	35,376	77,040
Fees and commission received related to credit	45,254	89,743	49,903	94,658
Fees and commission received for electronic finance	31,890	63,424	31,006	62,129
Fees and commission received on foreign exchange handling	14,592	28,721	13,832	27,435
Fees and commission received on foreign exchange	28,496	56,145	26,759	46,599
Fees and commission received for guarantee	23,961	47,729	21,783	41,148
Fees and commission received on credit card	160,568	311,277	159,642	308,833
Fees and commission received on securities business	15,314	30,140	16,859	31,753
Fees and commission from trust management	65,612	126,327	68,936	133,465
Fees and commission received on credit information	2,559	5,174	2,931	5,406
Fees and commission received related to lease	218,374	424,081	168,020	331,756
Other fees	101,374	166,048	46,969	101,056

Total	743,509	1,433,183	642,016	1,261,278

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	80,403	156,166	86,521	165,514
Credit card commission	102,663	209,803	126,845	244,986
Brokerage commission	276	596	436	780
Others	4,932	8,452	4,043	7,733

Total	188,274	375,017	217,845	419,013

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	83,357	137,721	40,534	78,299
Dividend income related to financial assets at FVTOCI	2,599	15,017	2,391	13,706

Total	85,956	152,738	42,925	92,005

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held
Equity securities	2,599	15,017	2,391	13,706

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gain or loss related to financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Gain on financial instruments at FVTPL	387,185	903,237	122,019	360,517
Loss on financial instruments designated to be measured at FVTPL	(674)	(1,119)	—	—

Total	386,511	902,118	122,019	360,517

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Period ended June 30, 2024		Period ended June 30, 2023
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	159,677	317,636	(2,725)	287,207
		Loss on transactions and valuation	27,989	(240,587)	(33,925)	(102,508)

		Sub-total	187,666	77,049	(36,650)	184,699

	Loans	Gain on transactions and valuation	12,241	13,754	710	4,562
		Loss on transactions and valuation	168	(587)	(42)	(1,742)

		Sub-total	12,409	13,167	668	2,820

	Other financial assets	Gain on transactions and valuation	2,713	6,436	4,023	7,207
		Loss on transactions and valuation	(4,755)	(8,091)	(2,184)	(7,398)

		Sub-total	(2,042)	(1,655)	1,839	(191)

		Sub-total	198,033	88,561	(34,143)	187,328

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	593,467	1,389,936	2,103,949	3,399,512
		Loss on transactions and valuation	(627,745)	(1,145,697)	(1,773,604)	(3,223,790)

		Sub-total	(34,278)	244,239	330,345	175,722

	Currency derivatives	Gain on transactions and valuation	3,370,956	7,770,653	1,666,912	5,255,412
		Loss on transactions and valuation	(3,158,942)	(7,191,586)	(1,739,004)	(5,147,724)

		Sub-total	212,014	579,067	(72,092)	107,688

	Equity derivatives	Gain on transactions and valuation	118,035	1,076,504	985,723	2,073,732
		Loss on transactions and valuation	(106,619)	(1,085,139)	(1,087,820)	(2,183,928)

		Sub-total	11,416	(8,635)	(102,097)	(110,196)

	Other derivatives	Gain on transactions and valuation	—	5	—	—
		Loss on transactions and valuation	—	—	6	(25)

		Sub-total	—	5	6	(25)

		Sub-total	189,152	814,676	156,162	173,189

Net, total			387,185	903,237	122,019	360,517

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Details of loss on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Net loss on Deposits due to customers
Net loss on valuation of Time Deposits	(674)	(1,119)	—	—

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on redemption of securities	—	—	67	105
Gain(loss) on transactions of securities	18,039	38,515	(796)	(503)

Total	18,039	38,515	(729)	(398)

33.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Provision for impairment loss due to credit loss on financial assets at FVTOCI	(3,741)	(3,482)	(11,750)	(12,163)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	283	811	(6,143)	(6,019)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(416,020)	(779,448)	(517,794)	(780,194)
Reversal of (provision for) provision on guarantee	7,911	5,464	(865)	1,534
Reversal of (provision for) unused loan commitment	2,587	1,163	(19,690)	(20,973)

Total	(408,980)	(775,492)	(556,242)	(817,815)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Period ended June 30, 2024		Period ended June 30, 2023
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	443,845	878,236	431,716	850,340
		Employee fringe benefits	156,346	319,745	156,230	307,757
	Share based payment		3,527	12,283	3,829	3,460
	Retirement benefit service costs		33,523	66,994	29,633	59,034
	Termination		—	(3,503)	—	6,488

		Sub-total	637,241	1,273,755	621,408	1,227,079

Depreciation and amortization			136,440	266,324	124,927	256,566
Other general and administrative expenses	Rent		27,430	58,707	29,682	58,476
	Taxes and public dues		59,727	113,882	60,441	108,466
	Service charges		63,971	124,658	61,316	120,254
	Computer and IT related		32,861	61,861	35,780	66,476
	Telephone and communication		21,774	43,775	20,904	41,809
	Operating promotion		12,080	24,299	11,572	23,843
	Advertising		41,861	65,949	30,083	45,481
	Printing		1,153	2,435	1,251	2,532
	Traveling		3,317	6,323	3,162	6,220
	Supplies		1,810	4,063	1,841	3,787
	Insurance premium		3,203	6,901	3,363	7,056
	Maintenance		5,951	11,999	5,382	11,433
	Water, light, and heating		4,149	9,775	3,809	9,658
	Vehicle maintenance		3,644	7,083	3,636	6,877
	Others(*)		12,708	19,198	2,379	61,903

		Sub-total	295,639	560,908	274,601	574,271

	Total		1,069,320	2,100,987	1,020,936	2,057,916

(*)	It includes 40,047 million Won in in-house welfare fund contributions for the six-month periods ended June 30, 2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on transactions of foreign exchange	95,066	163,320	205,189	635,264
Gain(loss) related to derivatives (Designated for hedging)	37,138	83,926	(7,552)	62,328
Gain(loss) on fair value hedged items	2,130	42,020	22,431	28,071
Others	88,869	161,590	64,136	154,247

Total	223,203	450,856	284,204	879,910

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Loss on transactions of foreign exchange	278,705	748,355	208,060	790,825
KDIC deposit insurance premium	126,317	247,185	115,023	227,083
Contribution to miscellaneous funds	126,492	261,000	110,503	214,394
Loss on derivatives (Designated for hedging)	983	44,299	25,975	31,384
Loss(Gain) on fair value hedged items	20,305	29,253	(18,173)	10,033
Others (*)	300,944	552,557	204,160	406,112

Total	853,746	1,882,649	645,548	1,679,831

(*)

Other expense includes 13,080 million Won and 10,093 million Won for intangible asset amortization cost and 279,416 million Won and 219,772 million Won for lease depreciation cost for the six-month periods ended June 30, 2024 and 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2024 and December 31, 2023 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020(*3)
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		—
Valuation method		—
Expected dividend rate		—
Expected maturity date		—
Number of shares remaining	As of June 30, 2024	—
	As of December 31, 2023	944,343 shares
Number of shares granted (*2)	As of June 30, 2024	—
	As of December 31, 2023	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		13,921 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.50 years
Number of shares remaining	As of June 30, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares
Number of shares granted (*2)	As of June 30, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		13,049 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		1.50 years
Number of shares remaining	As of June 30, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Number of shares granted (*2)	As of June 30, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		12,231 Won
Valuation method		Black- Scholes Model
Expected dividend rate		6.48%
Expected maturity date		2.50 years
Number of shares remaining	As of June 30, 2024	916,849 shares
	As of December 31, 2023	924,077 shares
Number of shares granted (*2)	As of June 30, 2024	916,849 shares
	As of December 31, 2023	924,077 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		11,464 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		3.50 years
Number of shares remaining	As of June 30, 2024	702,609 shares
	As of December 31, 2023	—
Number of shares granted (*2)	As of June 30, 2024	702,609 shares
	As of December 31, 2023	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	Payment was completed in current period.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2024 and December 31, 2023, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 47,193 million Won and 46,741 million Won, respectively, including the carrying amount of liabilities related to key management of 10,481 million Won and 19,924 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Gain on valuation of investments in joint ventures and associates	37,032	51,881	64,571	74,592
Loss on valuation of investments in joint ventures and associates	(2,910)	(12,250)	(731)	(3,609)

Total	34,122	39,631	63,840	70,983

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Other non-operating income	17,850	29,596	39,182	60,755
Other non-operating expenses	(58,390)	(82,377)	(120,249)	(130,643)

Total	(40,540)	(52,781)	(81,067)	(69,888)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Rental fee income	5,065	9,446	6,122	10,554
Gain on disposal of investments in joint ventures and associates	359	671	22,985	22,985
Gain on disposal of premises and equipment, intangible assets and other assets	2,312	2,611	3,135	3,372
Reversal of impairment loss of premises and equipment, intangible assets and other assets	3	23	126	263
Others (*)	10,111	16,845	6,814	23,581

Total	17,850	29,596	39,182	60,755

(*)	Other special gains related to other provisions for the six-month period ended June 30, 2024 and 2023 are 2,517 million Won and 158 million Won, respectively.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	1,553	5,332	1,431	2,580
Operating expenses on investment properties	531	1,142	496	974
Losses on disposal of investments in joint ventures and associates	429	438	—	—
Losses on disposal of premises and equipment, intangible assets and other assets	470	1,313	735	1,174
Impairment losses of premises and equipment, intangible assets and other assets	91	1,362	6	6
Donation	40,086	42,259	9,331	10,897
Others (*)	15,230	30,531	108,250	115,012

Total	58,390	82,377	120,249	130,643

(*)	Other special losses related to other provisions for the six-month periods ended June 30, 2024 and 2023 are 17,846 million Won and 55,460 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Current tax expense
Current tax expense with respect to the current period	338,908	258,528
Adjustments recognized in the current period in relation to the tax expense of prior periods	(35,023)	(19,816)
Income tax expense directly attributable to other equity	22,760	7,295

Sub-total	326,645	246,007

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	227,027	384,870
Income tax expense (income) directly attributable to equity	35,729	(96,769)
Others	1,038	613

Sub-total	263,794	288,714

Income tax expense	590,439	534,721

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the June 30, 2024, is 24.7% (The weighted average annual effective tax rate for the June 30, 2023, is 24.9%).

The Group is conducting an impact analysis on corporate taxes in relation to the global minimum tax regime. It is anticipated that there will be no significant impact on the current corporate tax expense of the Group as of June 30, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Period ended June 30, 2024		Period ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Net profit attributable to Owners	931,495	1,755,496	625,190	1,538,876
Dividends to hybrid securities	(39,748)	(75,007)	(32,738)	(63,152)
Net income attributable to common shareholders	891,747	1,680,489	592,452	1,475,724
Weighted average number of common shares outstanding (Unit: million shares)	739	743	728	728
Basic EPS (Unit: Korean Won)	1,206	2,262	814	2,028

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the period ended June 30, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	136,854,801,902
Treasury stocks	(3,427,497)	(623,804,454)
Acquisition and retirement of treasury stock	(9,359,792)	(1,020,278,209)
Disposal of treasury stock	347,065	25,555,012

Sub-total (①)		135,236,274,251

Weighted average number of common shares outstanding (②=①/182)		743,056,452

	For the period ended June 30, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	131,778,959,369
Treasury stocks	(343,991)	(62,262,371)
Acquisition of treasury stock	(1,981,565)	(28,658,738)

Sub-total (①)		131,688,038,260

Weighted average number of common shares outstanding (②=①/181)		727,558,222

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2024 (*)	December 31, 2023 (*)
Confirmed guarantees Guarantee for loans	60,344	58,205
Acceptances	511,917	467,964
Guarantees in acceptances of imported goods	57,545	74,916
Other confirmed guarantees	9,187,804	8,050,815

Sub-total	9,817,610	8,651,900

Unconfirmed guarantees Local letters of credit	205,068	161,608
Letters of credit	2,999,162	2,873,350
Other unconfirmed guarantees	1,357,425	1,516,585

Sub-total	4,561,655	4,551,543

Commercial paper purchase commitments and others	597,536	589,858

Total	14,976,801	13,793,301

(*)	Includes financial guarantees of 3,977,082 million Won and 3,661,656 million Won as of June 30, 2024 and December 31, 2023, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Loan commitments	127,594,961	126,829,192
Other commitments (*)	8,567,687	7,339,952

(*)

As of June 30, 2024 and December 31, 2023, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 3,589,292 million Won and 2,485,853 million Won, respectively.

(3)	Litigation case

As of June 30, 2024 and December 31, 2023, the contents of the litigation case are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 716 cases (litigation value of 661,843 million Won) and 603 cases (litigation value of 513,863 million Won) as of June 30, 2024 and December 31, 2023 respectively, and provisions for litigations are 27,381 million Won and 28,581 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(4)	Other commitments

1)

As of As of June 30, 2024, Woori FIS Co., Ltd, a subsidiary, has been provided with a payment guarantee limit of 6,457 million Won in relation to bid guarantees and contract/defect guarantees from the Korean Software Financial Cooperative, but there is no committed amount. In relation to the guarantee, the capital contributions to the Korean Software Financial Cooperative are provided as collateral.

2)

As of June 30, 2024, Woori FIS Co., Ltd, a subsidiary agreed with Shinhan Bank for short-term borrowings of 20 billion Won for one year (2023.11.16.~2024.11.16.), and balance of short-term borrowings is 6.5 billion Won as of June 30, 2024.

3)	As of June 30, 2024, Woori Savings bank is provided with a guarantee of 2,838 million Won from Seoul Guarantee Insurance Company in relation to provisional attachment for recovery of loans, etc.

4)

As of June 30, 2024, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 24 projects, including a Urban Residential Housing in Daechi-dong, Gangnam-gu, Seoul. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of June 30, 2024, the total amount of PF(Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 1,320,082 million Won. Meanwhile, Woori Asset Trust Co., Ltd. has failed to fulfill the responsibility of the completion of 7 projects including the Officetel in Hwagok-dong, Gangseo-gu, Seoul. The total amount of PF limit from PF lending financial institutions invested in projects is 485,900 million Won and the amount of PF loans is 282,263 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions. As of June 30, 2024, Woori Asset Trust has two cases, such as the commercial facility in Gyeongan-dong, Gwangju, Gyeonggi, where our company’s guaranteed completion deadlines have passed. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current period because the possibility is not high and the amount of losses cannot be reliably estimated. As of June 30, 2024, the total PF limit of the PF loan financial institutions invested in the concerned project is 88,500 million Won and the PF loan amount is 27,500 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions.

5)

Also, as of June 30, 2024, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 28 debt-type land trust contracts including Busan Haeundae Udong Beautique Terrace Hotel and responsible completion management land trust contracts in Gyeongseo-dong, Seo-gu, Incheon, and additional business sites in progress. The maximum loan amount (unused limit) is 143,683 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

6)

Pursuant to some contracts related to asset securitization, as of June 30, 2024, Woori Card, a subsidiary, utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

7)

During the prior period, there was an investigation by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary, received the review report in January 2024, but cannot reasonably estimate its impact on consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2024 and December 31, 2023, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2024 and 2023 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	June 30, 2024	December 31, 2023
Associates	W Service Networks Co., Ltd.	Loans	26	108
		Deposits due to customers	2,973	3,245
		Accrued expenses	7	7
		Other liabilities	50	100
	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	934	771
		Accrued expenses	2	1
	Korea Finance Security Co., Ltd.	Loans	2,326	3,228
		Loss allowance	(34)	(71)
		Deposits due to customers	1,119	1,323
		Other liabilities	10	6
	LOTTE CARD Co. Ltd.	Loans	163,892	12,209
		Account receivables	39	31
		Loss allowance	(341)	(269)
		Other assets	112	2
		Deposits due to customers	66,360	62,587
		Other liabilities	210	289
	K BANK Co., Ltd.	Loans	21	54
		Account receivables	13	13
		Other assets	22	18
		Other liabilities	135,276	214,135
	Others (*1)	Loans	61,764	65,558
		Loss allowance	(260)	(61)
		Other assets	63,474	47,828
		Deposits due to customers	18,917	4,212
		Other liabilities	1,551	992

(*1)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of June 30, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(2)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month periods ended June 30
Related parties		Account title	2024	2023
Associates	W Service Network Co., Ltd.	Interest expenses	19	14
		Fees expenses	264	266
		Other expenses	527	869
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	9
		Fees expenses	2,047	1,881
		Other expenses	79	73
	Korea Finance Security Co., Ltd.	Interest income	72	105
		Interest expenses	2	1
		Provision (Reversal) of allowance for credit loss	(34)	14
		Other expenses	13	18
	LOTTE CARD Co., Ltd.	Interest income	459	7
		Fees income	2,058	2,108
		Interest expenses	2,179	2,892
		Provision (Reversal) of allowance for credit loss	(8)	153
	K BANK Co., Ltd.	Fees income	97	109
		Fees expenses	—	248
	Others (*)	Interest income	416	339
		Fees income	47,468	2,613
		Dividend income	3,192	372
		Other income	1,298	632
		Interest expenses	7,334	8
		Other expenses	(777)	—
		Reversal of allowance for credit loss	199	16

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(3)	Major loan transactions with related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2024
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	260	342	—	26
	Korea Credit Bureau Co., Ltd.	1	—	1	—	—
	Korea Finance Security Co., Ltd.	3,228	1,096	1,998	—	2,326
	LOTTE CARD Co., Ltd.	12,209	263,306	112,209	586	163,892
	K BANK Co., Ltd.	54	172	205	—	21
	Win Mortgage Co., Ltd.	15	106	109	—	12
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	(2,339)	35,782
	Woori ZIP 1	11,317	—	—	(600)	10,717
	Woori ZIP 2	16,063	—	—	(851)	15,212

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the six-month period ended June 30, 2023
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	147	240	—	27
	Korea Credit Bureau Co., Ltd.	2	6	4	—	4
	Korea Finance Security Co., Ltd.	3,433	225	1,023	—	2,635
	LOTTE CARD Co., Ltd.	50,000	—	50,000	—	—
	K BANK Co., Ltd.	3	11	13	—	1
	Win Mortgage Co., Ltd.	—	139	128	—	11
	Godo Kaisha Oceanos 1	39,814	—	—	(1,930)	37,884
	Woori ZIP 1	11,819	—	—	(573)	11,246
	Woori ZIP 2	16,776	—	—	(813)	15,963
	Joongang Network Solution Co.,Ltd.	251	—	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,000	1,000	1,000
	Win Mortgage Co., Ltd.	600	500	600	500

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	Win Mortgage Co., Ltd.	—	600	300	300

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the six-month periods ended June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2024	December 31, 2023	Warranty
Korea Finance Security Co., Ltd.	1,534	632	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	154	72	Unused loan commitment
K BANK Co., Ltd.	279	246	Unused loan commitment
LOTTE CARD Co. Ltd.	348,400	498,400	Unused loan commitment
Win Mortgage Co., Ltd.	38	34	Unused loan commitment

As of June 30, 2024 and December 31, 2023, the Provisions recognized are 219 million Won and 294 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	June 30, 2024	December 31, 2023	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	32,713	34,437	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	3,737	12,186	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	198	243	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	1,005	—	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	4,774	Securities purchase commitment
STASSETS FUND III	4,500	6,000	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
NH Woori Newdeal Growth Alpha Private Equity Fund 1	36,941	36,941	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	4,736	4,389	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	112,500	127,500	Securities purchase commitment
Korea Investment 2022 Fund	1,286	—	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(8)	Major investment and Recovery transactions

There are no major investment and recovery transactions with related parties for the six-month periods ended 2024 and 2023. Investment and recovery transactions of associates that are not treated as financial assets at fair value through profit or loss are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Short-term employee salaries	11,917	10,734
Retirement benefit service costs	653	519
Share-based compensation	4,330	1,445

Total	16,900	12,698

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,280 million Won and 3,932 million Won, as of June 30, 2024 and December 31, 2023, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 75,938 million Won and 34,054 million Won, respectively, as of June 30, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Total investment in lease	Net investment in lease
Within one year	254,851	236,441
After one year but within two years	386,022	360,540
After two years but within three years	417,370	382,015
After three years but within four years	210,997	186,764
After four years but within five years	114,054	98,954
After five years	—	—

Total	1,383,294	1,264,714

	December 31, 2023
	Total investment in lease	Net investment in lease
Within one year	226,242	208,121
After one year but within two years	330,524	308,793
After two years but within three years	446,742	412,015
After three years but within four years	364,917	323,331
After four years but within five years	127,001	109,675
After five years	24	24

Total	1,495,450	1,361,959

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Total investment in lease	1,383,294	1,495,450
Net investment in lease	1,264,714	1,361,959
Present value of minimum lease payments	1,264,714	1,361,959

Unearned interest income	118,580	133,491

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Prepaid lease assets	27,454	20,538
Operating lease assets
Acquisition cost	4,785,154	4,199,535
Accumulated depreciation	(1,060,070)	(913,609)
Net carrying value	3,725,084	3,285,926

Total	3,752,538	3,306,464

②	The details of changes in operating lease assets for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	3,285,926	2,590,457
Acquisition	808,004	443,068
Disposal	(115,520)	(101,538)
Depreciation	(279,416)	(219,772)
Others	26,090	(4,350)

Ending balance	3,725,084	2,707,865

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Within one year	829,067	748,283
After one year but within two years	739,210	681,591
After two years but within three years	536,790	517,967
After three years but within four years	272,924	286,677
After four years but within five years	30,681	121,621

Total	2,408,672	2,356,139

④	There are no adjusted lease payments recognized as profit or loss for the six-month periods ended June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Lease payments
Within one year	177,635	206,798
After one year but within five years	278,370	146,755
After five years	63,074	25,356

Total	519,079	378,909

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Total cash outflows from lease	115,841	104,691

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Lease payments for short-term leases	169	429
Lease payments for which the underlying asset is of low value	568	704

Total	737	1,133

Variable lease payments that were not included in the measurement of lease liabilities for the periods ended June 30, 2024 and 2023 were 12,525 million Won and 15,030 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

41.	EVENTS AFTER THE REPORTING PERIOD

(1)

On May 3, 2024, Woori Investment Bank Co., Ltd. (dissolution company), the subsidiary of the Company, and Korea Foss Securities Co., Ltd. (surviving company) entered into a merger agreement. Accordingly, on August 1, 2024, Woori Investment Bank Co., Ltd. was merged into Korea Foss Securities Co., Ltd., and was included as a subsidiary of the holding company. The name of merged company was changed to Woori Investment Securities Co., Ltd.

(2)

On July 25, 2024, the Group’s board of directors resolved to pay a quarterly dividend of 180 Won per share (total dividend of 133,657 million Won) with the record date set as June 30, 2024. Dividends were paid in August 2024.